8/30

07026343

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Olympus Optical Co Ltd

*CURRENT ADDRESS

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03326 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/31/07

Exhibit B

Brief Description of the Japanese Language Documents
Designated in Exhibit A

1. Press release, dated July 12, 2007, regarding the Company's launch of "MX61A"

   The Company will launch, in Japan, the sale of "MX61A", the top-end model of its "MX series" automatic inspection microscope for semiconductors, equipped with two controllers that meet both the "inspection" and "analysis" needs and optical system lens that provide brighter observation which improves the ability to detect defects, on July 25, 2007.

2. Press release, dated July 18, 2007, regarding Olympus Medical Systems Corp.'s launch of "VISERA nasopharygeal video scope OLYMPUS ENF TYPE VT2"

   Olympus Medical Systems Corp., a subsidiary of the Company, will commence a worldwide sale of "VISERA nasopharygeal video scope OLYMPUS ENF TYPE VT2" which enables closer observation with high-quality images and NBI (Narrow Band Imaging) observation, starting in Japan on July 24, 2007.

3. Press release, dated July 24, 2007, regarding Olympus Imaging Corp.'s launch of "Voice-Trek V-51-BL"

   Olympus Imaging Corp., a subsidiary of the Company, will sell a limited 10,000 units of "Voice-Trek V-51-BL" in navy blue, the separate-type IC recorder "Voice-Trek V series" which can be directly connected with a personal computer via USB, on August 3, 2007.

4. Press release, dated July 25, 2007, regarding the Company's plan to construct new buildings at its Ishikawa Facility in Hachioji

   The Company plans to build new buildings at its Ishikawa Facility (*gijyutsu kaihatsu center ishikawa*) located in Hachioji-shi, Tokyo, that acts as a development base primarily for media, medical, life science and industrial fields. The construction is scheduled to be commenced in December 2007 and completed in August 2010. In the future, along with its Utsugi Facility (*gijyutsu kaihatsu center utsugi*), the Ishikawa Facility will develop state-of-the-art technologies and promote "implementation, improvement and further evolution" in manufacturing products.

5. Press release, dated July 26, 2007, regarding Olympus Medical Systems Corp.'s launch of "Disposable guide sheath kit"

   Olympus Medical Systems Corp. will launch the sale of the "Disposal guide sheath kit", the only kit that enables one to obtain a sample of lug peripheral lesion under bronchoscope utilizing a guide sheath, that contributes to the improvement of inspection efficiency and the reduction of burden on patients, in Europe, the United States and Asia, following its domestic launch in Japan on August 1, 2007.

Olympus Corporation
and
Consolidated Subsidiaries

FINANCIAL RESULTS
For the First Quarter ended June 30, 2007

Table of Contents

Consolidated Statements of Income	1
Sales and Operating Income by Business Segment	2
Consolidated Balance Sheets	3
Forecast	4

Cautionary Statements with respect to Forward-Looking Statements

This report contains forward-looking statements that reflect management's current views, plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Olympus's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

Consolidated Statements of Income

(Millions of Yen)

	For the First Quarter ended June 30 2006	Proportion (%)	For the First Quarter ended June 30 2007	Proportion (%)	Growth (%)	For the year ended March 31 2007	Proportion (%)
Net Sales	225,543	100.0%	264,418	100.0%	17.2%	1,061,786	100.0%
Cost of Sales	133,890	59.4%	140,090	53.0%		611,503	57.6%
Gross Profit	91,653	40.6%	124,328	47.0%	35.7%	450,283	42.4%
S.G.A. Expenses	76,937	34.1%	93,195	35.2%		351,554	33.1%
Operating Income	14,716	6.5%	31,133	11.8%	111.6%	98,729	9.3%
Other Income	1,646		2,226			6,330	
Other Expenses	4,103		5,794			28,833	
Extraordinary Item	–		2,323			-2,646	
Income Before Provision for Income Taxes	12,259	5.4%	29,888	11.3%	143.8%	73,580	6.9%
Provision for Income Taxes	5,348		12,144			26,081	
Minority Interests	-212		100			-300	
Net Income	7,123	3.2%	17,644	6.7%	147.7%	47,799	4.5%

(Note)

Above consolidated statements of income are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Sales and Opaerating Income by Business Segment

(Millions of Yen)

		For the first quarter ended June 30 2,006	Composition Ratio (%)	For the first quarter ended June 30 2,007	Composition Ratio (%)	Growth (%)	For the fiscal year ended March 31 2,007	Composition Ratio (%)
Imaging	Net Sales Domestic	7,077		10,016		41.5%	29,504	
	Overseas	55,385		71,662		29.4%	264,799	
	Total	62,462	27.7%	81,678	30.9%	30.8%	294,303	27.7%
	Operating Income	4,723	7.6%	14,880	18.2%		27,208	9.2%
Medical	Net Sales Domestic	14,695		16,372		11.4%	71,262	
	Overseas	48,262		62,182		28.8%	240,447	
	Total	62,957	27.9%	78,554	29.7%	24.8%	311,709	29.4%
	Operating Income	14,931	23.7%	21,469	27.3%		87,853	28.2%
Life Science	Net Sales Domestic	5,330		5,782		8.5%	30,097	
	Overseas	20,250		23,057		13.9%	93,609	
	Total	25,580	11.3%	28,839	10.9%	12.7%	123,706	11.7%
	Operating Income	881	3.4%	919	3.2%		8,079	6.5%
Information and Communication	Net Sales Domestic	57,057		56,795		-0.5%	251,511	
	Overseas	3,121		2,971		-4.8%	16,180	
	Total	60,178	26.7%	59,766	22.6%	-0.7%	267,691	25.1%
	Operating Income	-430	-0.7%	97	0.2%		2,716	1.0%
Others	Net Sales Domestic	7,482		8,102		8.3%	32,372	
	Overseas	6,884		7,479		8.6%	32,005	
	Total	14,366	6.4%	15,581	5.9%	8.5%	64,377	6.1%
	Operating Income	62	0.4%	544	3.5%		872	1.4%
Elimination or corporate	Operating Income	-5,451	-	-6,776	-		-27,999	-
Total	Net Sales Domestic	91,641		97,067		5.9%	414,746	
	Overseas	133,902		167,351		25.0%	647,040	
	Total	225,543	100.0%	264,418	100.0%	17.2%	1,061,786	100.0%
	Operating Income	14,716	6.5%	31,133	11.8%		98,729	9.3%

(Note)

(1) Percentage in Operating Income's section is Operating Income Ratio to Net Sales.

(2) Each segment contains following products.

Imaging Systems Business	*Digital cameras, Voice Recorders*
Medical Systems Business	*Medical endoscopes, Surgical endoscopes, EndoTherapy devices, Ultrasound endoscopes*
Life Science Business	*Diagnostic systems, Biological microscopes, Industrial microscopes*
Information and Communication Business	*Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, Development and sales of business package software, Semiconductor devices, Electric equipment*
Others	*Industrial endoscopes, Non-destructive testing (NDT) equipment, Printers, Bar code data processing equipment, Software development, etc.*

Consolidated Balance Sheets

(Millions of Yen)

	June 30 2006	June 30 2007	March 31 2007	Variance
Current Assets	452,294	579,363	572,838	6,525
Cash and time deposits	148,496	178,830	216,586	-37,756
Notes and accounts receivable	145,900	179,219	192,855	-13,636
Marketable securities	10	43,283	8,347	34,936
Inventories	96,012	103,964	89,847	14,117
Deferred income taxes	25,768	33,388	32,319	1,069
Other current assets	39,142	44,336	36,265	8,071
Allowance for doubtful accounts	-3,034	-3,657	-3,381	-276
Fixed Assets	489,463	538,487	518,962	19,525
Tangible Assets	131,348	145,957	140,089	5,868
Buildings and structures	57,732	65,346	63,300	2,046
Machinery and equipment	18,166	17,891	18,526	-635
Tools, dies, furniture and fixtures	35,097	39,650	38,421	1,229
Land	18,044	22,092	18,736	3,356
Construction in progress	2,309	978	1,106	-128
Intangible Assets	101,779	102,708	100,351	2,357
Goodwill	81,488	81,565	78,718	2,847
Others	20,291	21,143	21,633	-490
Investments and Other Assets	256,336	289,822	278,522	11,300
Investment securities	206,500	226,387	216,636	9,751
Deferred income taxes	9,254	9,856	9,606	250
Others	41,160	54,123	52,763	1,360
Allowance for doubtful accounts	-578	-544	-483	-61
Total Assets	941,757	1,117,850	1,091,800	26,050

(Millions of Yen)

	June 30 2006	June 30 2007	March 31 2007	Variance
Current Liabilities	348,057	414,512	410,116	4,396
Notes and accounts payable	73,821	91,953	100,252	-8,299
Short-term borrowings	142,169	155,336	148,517	6,819
Current maturities of bonds	10,072	98	94	4
Accrued expenses	65,227	80,395	77,526	2,869
Income taxes payable	7,146	11,338	16,631	-5,293
Warranty reserve	5,111	9,107	8,758	349
Other current liabilities	44,511	66,285	58,338	7,947
Long-term Liabilities	294,178	336,494	336,813	-319
Long-term bonds, less current maturities	95,426	140,468	140,480	-12
Long-term borrowings, less current maturities	179,003	172,122	173,123	-1,001
Severance and retirement allowance	8,840	9,795	9,612	183
Other non-current liabilities	10,909	14,109	13,598	511
Net Assets	299,522	366,844	344,871	21,973
Owners' Equity	276,395	321,299	310,239	11,060
Common stock	48,332	48,332	48,332	–
Capital surplus	73,049	73,049	73,049	–
Retained earnings	156,928	202,278	191,122	11,156
Treasury stock, at cost	-1,914	-2,360	-2,264	-96
Valuation and Translation Adjustments	13,665	33,093	23,971	9,122
Net unrealized holding gains on securities	12,372	17,298	16,078	1,220
Deferred losses on hedges	-367	-565	-184	-381
Foreign currency translation adjustments	1,660	16,360	8,077	8,283
Minority Interests	9,462	12,452	10,661	1,791
Liabilities and Net Assets	941,757	1,117,850	1,091,800	26,050

(Note)

Above consolidated balance sheets are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Forecast For the Fiscal Year Ending March 31, 2008

We have revised our forecast as stated below

(Millions of Yen)

Forecast for the Half Year Ending September 30, 2007

	Previous Forecast as of May 8, 2007		Current Forecast as of Jul.30, 2007
Net Sales	530,000	→	533,000
Operating Income	43,000	→	50,000
Net Income	20,000	→	23,000

Forecast for the Fiscal Year Ending March 31, 2008

	Previous Forecast as of May 8, 2007		Current Forecast as of Jul.30, 2007
Net Sales	1,150,000	→	1,160,000
Operating Income	107,000	→	120,000
Net Income	50,000	→	55,000

	Previous Forecast as of May 8, 2007		Current Forecast as of Jul.30, 2007
Averaged Foreign Exchange Rate			
Yen / US Dollar	115	→	120
Yen / Euro	150	→	160

OLYMPUS

Your Vision, Our Future

Annual Report 2007

082-03326

Olympus Optical Co. Ltd

AR/S

3-31-07



focusing on a better future

Our mission at

CONTENTS: A MESSAGE FROM THE PRESIDENT 5

Olympus is to

REVIEW OF OPERATIONS 10 RESEARCH AND DEVELOPMENT 18

contribute—in terms

INTERNAL CONTROLS 20 CORPORATE SOCIAL RESPONSIBILITY 22 CORPORATE GOVERNANCE 23

of both health and

BOARD OF DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS 24

hapiness—to a higher

FINANCIAL SECTION 25 INTELLECTUAL PROPERTY REPORT 55

quality of life.

PRINCIPAL BUSINESS BASES / CONSOLIDATED SUBSIDIARIES AND AFFILIATED COMPANIES 57 INVESTOR INFORMATION 59


COMPLETED IN
APRIL 2007

In April 2007, Olympus Corporation commenced operation of its Mishima Facility in Shizuoka Prefecture as a new base for its Life Science Business. Development, production, quality assurance and customer support operations of the diagnostic business were transferred to this new facility, together with the artificial bone replacement manufacturing operations of Olympus Terumo Biomaterials Corp. Olympus will use the Mishima Facility as a hub for contributing to the advance of next-generation medical technology. Determined to establish this facility as the new standard for environmental soundness, Olympus will endeavor to reduce energy-use related to air conditioning systems at the Mishima Facility as one of its initiatives to prevent global warming. We will proceed with activities to reduce environmental impact by improving efficiency in daily oversight through the use of monitoring data.

Photograph: Shin Yamagishi; shot with the Olympus E-410, Zuiko Digital 14–54mm, F8.0, 1/200sec.


DIGITAL SLR CAMERAS

Olympus is bolstering the development of digital single-lens reflex (SLR) cameras in a bid to establish a solid market position. We followed the April 2007 launch of the E-410 with the release of the E-510 and the E-1 successor model, while also expanding our development of interchangeable lenses. E-Series cameras are based on a product concept of "delivering the ultimate image quality in all models." Equipped with the same image capturing technology as well as the Full-Time Live View function, each model in the E-Series embodies the pursuit of meticulous detail. The E-410 is distinguished by its ultra-compact size and ultra-light weight for go-anywhere mobility; the E-510 offers multiple functions and enhanced features such as an image stabilizer function; while the E-1 successor model features the high reliability and performance required for professional use.

Olympus supports the World Wide Fund for Nature (WWF) Japan, the environmental conservation organization. On its Web site, Olympus is sounding the alarm about global warming by featuring high-resolution digital photographs that show current conditions around the world. Olympus also uses such photographs in the production of calendars, proceeds from which are donated to WWF Japan.





E-1



E-510

Photograph: Mitsuaki Iwago; shot with the Olympus E-1, Zuiko Digital ED 50–200mm, F9.0, 1/500sec.

IMAGING USING SPECIFIC LIGHT SPECTRA



As we enter an era of unprecedented advances for next-generation healthcare, one of the priority goals for Olympus is the development of minimally invasive products that apply its endoscope technologies for early detection and treatment of cancer and other minute lesions. As endoscopic diagnostic tools, Olympus has developed imaging processing techniques, such as endoscopes compatible with high-definition television (HDTV), to achieve imaging quality close to the naked eye, as well as technologies that enable observation by three imaging functions using specific light spectra, including Narrow Band Imaging (NBI), Auto Fluorescence Imaging (AFI) and Infra Red Imaging (IRI), which enable the enhanced display of characteristic changes of lesions for more precise observation. As the world's leading provider of endoscopes, Olympus recognizes its role in providing society with information regarding endoscopic examinations and treatment in order to raise awareness regarding early detection and treatment of diseases. From 2007, Olympus kicked off its "BRAVE CIRCLE" campaign in Japan for the eradication of colorectal cancer, actively encouraging people at high-risk to receive screenings aimed at early detection.*

**Narrow Band Imaging, Auto Fluorescence Imaging and Infra Red Imaging are registered trademarks of Olympus Corporation.*

> Consolidated net sales for the Olympus Group increased for the 13th consecutive year and topped the ¥1 trillion mark for the first time ever in fiscal 2007, ended March 31, 2007. Olympus set new record highs in all profit categories and achieved its management targets for consolidated operating income and net income.

Overview of Fiscal 2007

> Olympus recorded consolidated net sales of ¥1,061.8 billion in fiscal 2007, up 8.6% compared to the previous fiscal year, owing primarily to double-digit sales growth in the Imaging Systems Business, the Medical Systems Business and the Life Science Business. Domestic and overseas sales of new digital cameras, new endoscopes and therapeutic products remained strong, and overseas sales of microscopes and diagnostic systems also contributed to overall sales growth. Sales results were further boosted by a year-on-year depreciation of the yen against both the U.S. dollar and the euro.

The Medical Systems Business contributed substantially to higher earnings results, and structural reforms in the Imaging Systems Business proved to be a major factor in improving our profit structure by contributing to a lower cost of sales ratio and greater product strength. Olympus saw significant earnings growth as a result, with operating income jumping 57.9% year on year to ¥98.7 billion and net income surging 67.3% to ¥47.8 billion.

In light of these results, Olympus raised its annual dividend for the second consecutive year, from ¥22 per share for the previous year to ¥35 per share for fiscal 2007.

Imaging Systems Business: Excellent Results from Reforms

> The Imaging Systems Business achieved sales and profit increases through profit-oriented structural reforms, with operating income making an especially significant jump. Specifically, Olympus proceeded with reforms aimed at enhancing product strength and lowering the cost of sales ratio.

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales	1,061,786	¥978,127	¥813,538	$8,848,217
Net income (loss)	47,799	28,564	(11,827)	398,325
Earnings per share—Basic net income (loss)	176.79	105.99	(44.98)	1.473
Total assets	1,091,800	976,132	858,083	9,098,333
Equity	334,210	290,656	240,837	2,785,083

Notes: 1. Earnings per share is shown in yen and U.S. dollars.
2. The U.S. dollar amounts have been translated from yen, for the convenience of the reader, at the rate of ¥120=US$1.00
3. The above figures are based on accounting principles generally accepted in Japan.
4. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares.
5. 2007: Equity = Total net assets – Minority interests
2005–2006: Equity = Total Shareholders' equity



Olympus has designed strategies fit for the globalizing economy, harmonizing the pursuits of increasing corporate value and raising the quality of life.

First, Olympus concentrated management resources in products that leverage its core competencies in Opto-Digital Technology—digital single-lens reflex (SLR) cameras, digital compact cameras and optical components—in order to differentiate them from competitors. In digital SLR cameras, a high-profit product expected to see market expansion, Olympus actively pushed ahead with product development. In digital compact cameras, Olympus launched sales of stylish models with distinguishing functions, while its products retained a competitive advantage in an overall market that continues to see declining sales prices. In the business of external sales of optical components, a business that we have marked for focused cultivation, Olympus achieved sales growth centered on digital camera lens barrels.

Second, we proceeded with the establishment of both product and operational platforms. This led to significant improvement in operational efficiency, enabling the sharing of major key device units and production molds.

Moreover, clearly indicating to employees a plan for the future expansion of the Imaging Systems Business raised employee awareness and motivation, serving as a major driving force for reforms.

In the fiscal year ending March 31, 2008, we aim to further entrench results from these reforms and continue to increase sales in the Imaging Systems Business. Our plan calls for a 20% increase in shipments of digital cameras compared with fiscal 2007. In digital SLR cameras, Olympus will enhance its market presence by releasing three new models with the aim of capturing top market-share in the near future.

Medical Systems Business: Working for Advances in Endoscope Technology

> Sales rose steadily in the Medical Systems Business owing to global expansion of the markets for endosurgery and endotherapy products, as well as to contributions from new products.

Developing minimally invasive products designed to support the early detection and treatment of cancer, which is consistently a leading cause of death in Europe, the United States and Japan, is one of the leading priorities of Olympus' Medical Systems Business. Leveraging its data-collecting abilities and development strengths as the leading provider of endoscopes, Olympus consistently devises new technologies ahead of competitors. We will push vigorously ahead to bring new products and technologies to BRIC nations and Asian countries, where substantial market growth is expected.

Net Sales
(Millions of yen)



564,343
633,622
813,538
978,127
1,061,786
03
04
05
06
07

Operating Income / Net Income (Loss)
(Millions of yen)



62,346
24,348
62,997
33,564
23,153
-11,827
62,523
28,564
98,729
47,799
03
04
05
06
07
Operating income
Net income (loss)

Aiming to assist in the early detection and treatment of cancer and other minute lesions, in fiscal 2007, Olympus introduced several products that apply imaging functions using specific light spectra. These were well received in the market. In Europe, North America and Japan, we released high-definition endoscopic systems incorporating imaging functions using specific light spectra such as Narrow Band Imaging (NBI™) aiming to assist physicians for more accurate diagnoses. While expanding our lineup of surgical endoscopes and other equipment incorporating NBI, we also plan to forge ahead with product launches in Asia, where we anticipate significant market growth.

After launching the sale of capsule endoscopes in Europe in 2005, Olympus plans to commence sales in North America and Japan as soon as legal processes are completed. We expect this to support minimally invasive diagnosis in the area of the small bowel, historically a difficult area to examine.

We will continue to build a stable earnings platform in the Medical Systems Business by emphasizing secure, safe and highly efficient medical procedures related to our entire product and service lineup of gastroenterological endoscopes, surgical endoscopes and endotherapy products.

Life Science Business: Pursuing Long-Term Growth in Next-Generation Healthcare

> On the back of strong overseas sales, Olympus achieved increased sales and profits in its Life Science Business in fiscal 2007. The Life Science Business endeavors to contribute to the realization of personalized medicine and next-generation innovations in healthcare. In pursuit of these goals, our initiatives are centered on translational research that functions as a bridge between basic research, such as clarification of life processes and genetic analysis, and research for clinical applications such as biochemical analysis and blood testing.

Our activities in the micro-imaging field include biological and industrial-use microscopes. Recognized for their technological edge amid vigorous research activities in the fields of genetic diagnosis, gene therapy and drug discovery, Olympus' biological microscopes have become an established and stable source of revenues. In addition to its microscopes for observation of cells and clarification of their functions, Olympus plans to develop its vivo imaging systems into core products. These systems, which were first released in 2006, are designed for clarification of the initial development of cancer, the mechanisms by which cancer spreads and the efficacy of anti-cancer medicines. In industrial microscopes, sales of inspection microscopes for use in the manufacture of semiconductors and LCD panels are growing in line with expansion of demand in Asia.

In diagnostic systems such as automated chemistry analyzers, Olympus entered the immunoassay field. Although this is a new area for Olympus, we aim to open markets by taking a new approach to the field and incorporating our expertise in hemanalysis. Specifically, Olympus is developing an installed-base business that combines installation of clinical chemistry analyzers and continued provision of reagents.

In April 2007, Olympus opened a new base for the Life Science Business in Mishima, Shizuoka in order to strengthen the business foundation for entry into new fields. Development, production, quality assurance and customer support functions of the diagnostic systems business are concentrated at the new base.

ITX Corporation Business Strategy

> ITX Corporation (ITX), a core unit of the Information & Communication Business and a part of Other Businesses, undertook reforms of its profit structure. The reform plan revolves around reviewing investments, concentrating resources in three core businesses and related businesses, and strengthening the financial position. ITX's three core businesses comprise operations related to healthcare, the automotive aftermarket and mobile handset sales. By reviewing its investment rules and oversight structure, including investment targets, recovery period and money amounts, ITX aims to continuously optimize its portfolio by accelerating its investment cycle. Since it plays a leading role within the Olympus Group as an engine for new business creation, ITX is working to promote greater collaboration with Group companies as it aims to establish the ITX brand as a professional provider of business cultivation services.

Maximizing Corporate Value

> Based upon its Corporate Strategic Plan (2006 CSP) formulated in May 2006, the Olympus Group is endeavoring to design effective strategies and reinforce its organizational strengths for implementing those strategies. Continuing on the momentum of steady sales increases and reduced cost of sales, we are forecasting record highs for consolidated net sales, operating income, income before provision for income taxes and net income for the fiscal year ending March 31, 2008.

I believe that changes will grow more intense in our business environment, so I am reminding all employees within the Olympus Group that we must not become even slightly prideful or complacent. Taking a global perspective, we must regularly assess our present circumstances, devise effective strategies that match the business environment and reinforce our organizational strengths for implementing such strategies.

With a determination to maximize corporate value, we ask for the continued understanding and support of shareholders, business partners and all other stakeholders.

July 2007



Tsuyoshi Kikukawa
President



1.

DIGITAL CAMERA

μ770SW

A slim, compact digital camera featuring shock resistance, underwater picture-taking ability in water up to 10 meters deep, and a dustproof design



2.

DIGITAL CAMERA

μ780

A slim, compact digital camera featuring 5X optical zoom and CCD-shift image stabilization functions

3.

DIGITAL CAMERA

E-410

The smallest, slimmest and lightest interchangeable-lens-type digital SLR camera in the world (as of March 5, 2007, based upon Olympus survey of interchangeable-lens-type digital SLR cameras)



4.

IC RECORDER

Voice-Trek V-61

IC recorder with 2GB of memory, connects directly to personal computers

Imaging Systems Business Sales
(Millions of yen)


294,303
29,504
Domestic sales
254,541
25,720
264,799
Overseas sales
228,821
06
07

> The Imaging Systems Business is centered on digital cameras, optical components, voice recorders and film cameras.

In fiscal 2007, ended March 31, 2007, sales in this business increased 15.6% year on year to ¥294,303 million (US$2,453 million) and operating income jumped nearly 5.7 times to ¥27,208 million (US$227 million). This is partially owing to the effects of structural reforms undertaken in the Imaging Systems Business since November 2005 that have contributed to more stable profitability. In addition to our Platform Reform for greater efficiency on both the product and operational fronts, the speedy implementation of digital camera inventory reduction and other sweeping measures supported a substantial improvement in the operating income ratio of the Imaging Systems Business.

Digital Cameras

> Sales of digital cameras rose 17.6% year on year to ¥269,236 million (US$2,244 million). Demand for digital cameras continued to expand, and new compact Olympus models equipped with multiple features were well received in the marketplace. Stronger sales of optical components, especially lens barrel units, also contributed to significant revenue growth in the digital cameras business. New compact digital cameras that sold well in both Japan and overseas markets included the μ[mju:]-SW (Stylus-SW in the Americas) series, with improved "all-weather" design for enhanced "waterproof," "shockproof" and "dustproof" features, as well as FE series models, which make picture-taking easy even for beginners. Olympus also launched sales of new digital SLR models in Europe.

Results in the digital cameras business, notably the increased sales, maintenance of sales prices through greater product strength and enhanced efficiency owing to inventory reductions, contributed to the growth in overall earnings in the Imaging Systems Business.

Voice Recorders and Film Cameras

> Sales of voice recorders and film cameras declined 2.3% year on year to ¥25,067 million (US$209 million). New Voice-Trek V series digital voice recorders sold well in Japan. Overseas, the switch to digital recorder models in Europe spurred strong sales, led by recorders in the VN series. However, overall sales of voice recorders and film cameras edged down because of shrinking demand for film cameras.

Outlook for Fiscal 2008

> Having reaped the benefits of structural reforms undertaken during fiscal 2007, Olympus will work to further entrench the effects of reforms and strengthen competitiveness. Olympus will pointedly allocate management resources to establish a solid market position in digital SLR cameras, enhance efficiency in its compact camera business to assure stable profitability and endeavor to expand profitability in lens barrel units and other optical components. Based upon these initiatives, Olympus expects the release of new products to lead to increased sales in the fiscal year ending March 31, 2008. Profits, however, are expected to decline temporarily owing mainly to initiatives to strengthen R&D and sales promotions in the digital SLR camera business, as Olympus has identified fiscal 2008 as an important year in this business. By focusing management resources, Olympus will shore up its structure to consistently deliver profits. In the Imaging Systems Business, Olympus is forecasting net sales of ¥330 billion and operating income of ¥25 billion for the fiscal year ending March 31, 2008.

ging systems

1.

ENDOSCOPE SYSTEM

EVIS LUCERA SPECTRUM

In addition to normal light observation with high-resolution imaging, the EVIS LUCERA SPECTRUM is equipped with Narrow Band Imaging (NBI), Auto Fluorescence Imaging (AFI) and Infra Red Imaging (IRI), three imaging functions using specific light spectra. Capillaries on the mucosal surface and intricate patterns on mucous membranes can be more clearly observed by using NBI.

2.

VIDEOSCOPE

GIF-XP260N

This high-resolution, slim four-angle upper gastrointestinal videoscope features a distal end of just 5.0 millimeters, enabling insertion through either the nasal tract or the mouth.



3.

NEW DISPOSABLE ELECTROSURGICAL KNIFE

KD-611L

An endotherapy product used for Endoscopic Submucosal Dissection (ESD*).
*An endoscopic procedure for dissection or exfoliation of the tissue in the submucosa for treatment of lesions.

4.

BRAVE CIRCLE

SYMBOL OF THE BRAVE CIRCLE CAMPAIGN FOR THE ERADICATION OF COLORECTAL CANCER

BRAVE CIRCLE

The symbol embodies the message of "finding the courage to face your own health conditions and extend the 'brave circle' to as many people as possible in order to eradicate colorectal cancer."

Medical Systems Business Sales (Millions of yen)



311,709
71,262
266,317
69,496
240,447
196,821
Domestic sales
Overseas sales
06
07

> Core products in the Medical Systems Business include gastrointestinal endoscopes, surgical endoscopes, endotherapy products and endoscopic ultrasound systems.

Sales in the Medical Systems Business in fiscal 2007 amounted to ¥311,709 million (US$2,598 million), an increase of 17.0% compared to the previous fiscal year. Operating income climbed 14.6% year on year to ¥87,853 million (US$732 million) owing primarily to stronger sales of gastrointestinal endoscopes.

Aiming to contribute to next-generation healthcare, Olympus has developed endoscope systems equipped with technology enabling observation using specific light spectra, which is used to aid the early detection and treatment of minute lesions. Olympus first launched sales of such systems in 2006. This new technology has been well received in the market, and Olympus will focus management resources on developing the systems as new core products for further growth.

Gastrointestinal Endoscopes

> Sales of gastrointestinal endoscopes surged 22.2% year on year to ¥213,825 million (US$1,782 million). Sales of the EVIS LUCERA SPECTRUM new-generation videoscope system contributed substantially to increased domestic sales of gastrointestinal endoscopes. The system helps medical practitioners to more clearly observe characteristic changes in lesions—capillary vessels in the mucosal surface, a slight thickening of the mucosa, and veins deep in the mucosa—through three imaging functions using specific light spectra. Sales were driven by highly rated slim upper gastrointestinal videoscopes, which can be inserted either through the nasal tract or the mouth for reduced patient discomfort. In North America and Europe, Olympus recorded strong sales of EVIS EXERA II high-resolution HDTV videoscope systems featuring imaging using specific light spectra. This led to a significant overall increase in sales of endoscopes overseas.

Olympus also launched the "BRAVE CIRCLE" campaign to eradicate colorectal cancer, encouraging people to undergo colorectal cancer screenings and aiming to raise awareness about early detection. Through these initiatives, Olympus strengthened its social contribution activities.

Minimally Invasive Products

> Sales of minimally invasive products increased 7.2% year on year to ¥97,884 million (US$816 million). The steady sales increase was attributable to strong sales of new disposable electrosurgical knife in Japan, as well as to a reinforced sales structure. Overseas sales increased year on year owing to robust sales of new high-resolution HDTV videoscopes for the abdominal and chest cavities, as well as an increase in the number of pancreaticobiliary duct endotherapy products. Leveraging its optical and image processing technologies, Olympus launched sales of color measurement equipment to dental clinics and dental implant factories from November 2006. Entry into the market for dental-related products was one example of Olympus' bold initiatives to expand new businesses.

Outlook for Fiscal 2008

> Olympus is constructing a solid business structure able to adapt rapidly to changes in the business environment and steadily expand profits. In addition to maximizing the strengths of its gastrointestinal endoscopes and generating further growth of surgical and endotherapy products, Olympus will bolster its lineup of products featuring imaging functions using specific light spectra. Expecting strong sales of new products, Olympus is forecasting increases in sales and profits in the Medical Systems Business in the fiscal year ending March 31, 2008. Olympus will continue to reinforce its high-value-added hospital management solutions business and its maintenance services, with the goal of raising the overall strength of the Medical Systems Business. Olympus is forecasting sales of ¥335.0 billion and operating income of ¥100.0 billion in fiscal 2008.

ical systems

1.

CONFOCAL LASER SCANNING MICROSCOPE

LEXT OLS3100

Enables rapid, 3D observation and measurement of the shape of semiconductors and other minute surfaces.



2.

MULTIPHOTON LASER SCANNING MICROSCOPE

FLUOVIEW 1000-MPE

Ideal for observation of deep portions of living or thickly sliced specimens.



3.

LUMINESCENCE IMAGING SYSTEM

LUMINO VIEW 200



Equipped with a range of optimal functions from luminescent viewing of cells, tissues and embryos to observation of genes.

4.

IMMUNOASSAY SYSTEM

AU3000i

Olympus' first immunoassay system was developed by leveraging automation technologies and know-how acquired through experience with chemistry analyzers.





Life Science Business Sales (Millions of yen)



123,706
30,097
Domestic sales
107,915
27,933
93,609
Overseas sales
79,982
06
07

life

> The main products of the Life Science Business are biological microscopes, industrial microscopes and clinical hemanalysis systems.

Sales in the Life Science Business amounted to ¥123,706 million (US$1,031 million), up 14.6% from the previous fiscal year, and operating income was ¥8,079 million (US$67 million), an increase of 6.9%. Sales in Europe and North America contributed to overall results and the increase in operating income.

Micro-Imaging Business

> Sales in the micro-imaging (microscopes) business totaled ¥73,938 million (US$616 million), an increase of 17.9% compared to the previous fiscal year.

In biological microscopes, Olympus recorded vigorous sales of FLUOVIEW confocal laser scanning microscopes, a strategic series of microscopes targeting the research market, in Europe and the United States. Sales of biological microscopes were also boosted by stronger demand in Asian and Latin American research markets.

In industrial microscopes, expansion of the home appliance market in Japan spurred robust sales of flat panel display inspection equipment, and sales to manufacturers of semiconductors and electronic components also rose, mainly in Asia, which led to a revenue increase.

Diagnostic Systems

> Sales of diagnostic systems climbed 10.1% year on year to ¥49,768 million (US$415 million).

Sales in the installed-base business combining installation of clinical chemistry analyzers with continued provision of reagents were strong in the United States. Sales of automated chemistry analyzers rose substantially in Asia, contributing to an overall stronger performance in the diagnostic systems business. Olympus also entered the global market for immunoassay analyzers with the July 2006 release of the AU3000i Immunoassay System and specialized reagents in Europe.

Outlook for Fiscal 2008

> In fiscal 2008, Olympus expects growth in overseas markets to generate increases in sales and profits in the Life Science Business. In biological microscopes, Olympus will continue to focus on sales of high-value-added products such as the FLUOVIEW. Olympus will complement its micro-imaging business centered on microscopes with clinical analyzers and further growth of the bioscience business in order to expand the scope of its activities as a total system supplier. Olympus is forecasting sales of ¥130.0 billion and operating income of ¥8.5 billion in the Life Science Business.

science

Information & Communication Business

> *The Information & Communication Business is managed by consolidated subsidiary ITX Corporation, which engages in investment and cultivation of new businesses. ITX Corporation invests in diverse businesses including mobile handset sales, mobile solutions, mobile content services, development and sales of business package software, sales of network infrastructure systems, and sale of semiconductor-related devices and electronics devices.*

Sales in the Information & Communication Business declined 6.0% year on year to ¥267,691 million (US$2,231 million), and operating income totaled ¥2,716 million (US$23 million) following an operating loss of ¥2,641 million in the previous fiscal year. Sales increased in mobile-related business as a result of strong mobile handset sales. Overall sales in the network & technology field declined year on year owing to the discontinuation of OEM sales of computer peripherals, which offset sales growth spurred by the launch of our automotive aftermarket business. On the earnings front, operations in the mobile-related field returned to the black after consolidation and elimination of unprofitable shops engaged in sales of mobile handsets. In addition, contributions from the automotive aftermarket business in the network & technology field, as well as sale of investment securities, helped the Information & Communication Business to record operating income for fiscal 2007, in contrast with the operating loss in the previous fiscal year.



Outlook for Fiscal 2008

> *Olympus expects a sales increase owing to stronger demand for mobile handsets. However, Olympus does not anticipate proceeds from the sale of investment securities, and therefore is predicting a decline in operating income. Forecasts are for sales of ¥283.0 billion and operating income of ¥1.0 billion.*

Information & Communication Business Sales (Millions of yen)


284,908
221,005
267,691
251,511
Domestic sales
16,180
63,903
Overseas sales
06
07

and *mo*

> *In the Others business, Olympus mainly engages in the manufacture and sale of industrial endoscopes, non-destructive testing devices, printers and bar code scanners, as well as system development.*

Sales in the Others business edged down 0.1% to ¥64,377 million (US$536 million) and operating income fell 39.6% to ¥872 million (US$7 million).

Olympus recorded a significant sales increase in industrial videoscopes as well as ultrasonic/eddy current flaw detectors for checking and assessment of structural objects. Olympus' compact, lightweight ultrasonic/eddy current flaw detectors were very well accepted in the market, drawing increased demand for visual testing applications, an area that especially requires system mobility. Sales of phased array instruments also rose sharply, meeting needs for more accurate and speedy inspections. These factors underpinned significant overall year-on-year sales growth in the non-destructive testing devices field.

> *In the information equipment field, Olympus recorded an increase in shipments of printers being manufactured in collaboration with Riso Kagaku Corporation. Sales in the biomedical materials field increased, supported by favorable sales of both newly launched and existing bone replacement materials. Overall sales in the Others business were flat as a result of protracted sales of investment securities for business incubation by ITX Corporation. Operating income also declined owing to a drop in proceeds on sales of investment securities.*

Outlook for Fiscal 2008

> *Olympus is forecasting increased sales and profits in the Others business in expectation of stronger sales of non-destructive testing devices. In April 2007, Olympus opened a new chapter in its biomedical materials: the operations of Olympus Biomaterial Corporation, a consolidated subsidiary engaged in the biomedical materials and regenerative medicine businesses, were merged with the collagen business of Terumo Corporation. Accordingly, Olympus and Terumo Corporation formed the joint venture company Olympus Terumo Biomaterials Corp. This new joint venture company will integrate the technologies of the two companies. Looking forward, Olympus plans to expand its biomedical materials business across a range of areas, including orthopedic surgery, dental and oral surgery, cosmetic surgery, and dermatology, with a goal of reaching ¥5.0 billion in sales three years from now. In the Others business, fiscal 2008 forecasts are for sales of ¥72.0 billion and operating income of ¥1.5 billion.*

1.

PHASED ARRAY INSTRUMENT

OmniScan MX PA

A high-speed data collection rate and powerful software features realize efficient manual and automated inspections.



Others Business Sales

(Millions of yen)


64,446
64,377
32,792
32,372
Domestic sales
31,654
32,005
Overseas sales
06
07

2.

BONE REPLACEMENT MATERIAL (GRANULE-TYPE WITH 60% POROSITY)

OSferion 60

This artificial bone replacement material contains β-tricalcium phosphate for enhanced mechanical strength.



> To further sharpen its core competence in Opto-Digital Technology, the Olympus Group is pursuing further development of four platform technologies—optical, precision, digital imaging and cell-related technologies—and pushing forward with basic research, as well as expanding product development and creation of new businesses. The Future Creation Laboratory is engaged in research aimed at creating long-term corporate value for the sustainable development of the Olympus Group.

Research and development expenses in the fiscal year ended March 31, 2007 amounted to ¥55,531 million (US$463 million), a year-on-year increase of 20.9%. The ratio of research and development expenditures to net sales also increased 0.5 of a percentage point to 5.2%, reflecting Olympus' efforts to strengthen R&D. During the fiscal year under review, R&D activities by business segment were as follows.

Imaging System Business

1.

Ultra-slender 5x-zoom lens unit for compact digital cameras

> Olympus has developed the "dual super aspherical lens," which achieves the optical performance of several conventional lenses, and the "CCD-shift image stabilizer" to compensate for camera shake and provide clear image quality even at high magnification. These two technologies are combined into one ultra-slender 5x-zoom lens unit and produced for use with compact digital cameras.

2.

E-410 digital SLR camera with interchangeable lens

> Olympus developed the E-410 (EVOLT E-410 in the Americas) digital SLR camera, which maintains the size and weight of the E-400, the world's smallest, slimmest and lightest digital SLR camera*, realized through meticulous detail to compactness of the various units that comprise a camera. On the E-410, Olympus added its Live View function that enables picture shooting while watching an LCD monitor on the back of the camera.

* Based on an Olympus survey of digital SLR cameras with interchangeable lenses, as of March 5, 2007

3.



Sensor-shift type image stabilizer unit for digital SLR cameras

> Olympus developed a sensor-shift type image stabilizer unit employing the exclusive Supersonic Wave Drive (SWD) motor for E-510 (EVOLT E-510 in the Americas) digital SLR cameras equipped with the Live View function.

Medical Systems Business

1.

EVIS LUCERA SPECTRUM endoscopic video imaging system

> Olympus launched the new EVIS LUCERA SPECTRUM endoscopic video imaging system, which serves as the centerpiece of a range of general-use systems and specialized videoscopes. In addition to normal light observation using high-resolution HDTV imaging, the EVIS LUCERA SPECTRUM also incorporates three imaging functions for observation using specific light spectra: Narrow Band Imaging (NBI), Auto Fluorescence Imaging (AFI) and Infra Red Imaging (IRI).

2.

EVIS LUCERA GIF TYPE XP260N Gastrointestinalvideoscope

> Featuring an ultra-compact, high-resolution CCD, this slim, high-definition videoscope for the upper digestive tract can be inserted through either the nose tract or the mouth.

3.

KD-611L disposable electrosurgical knife

> Olympus made this new endotherapy product to make dissection or exfoliations of tissue during Endoscopic Submucosal Dissection (ESD), which is gradually coming into use as a less invasive treatment for lesions in the submucosa.

Life Science Business

1.

AU3000i Immunoassay System and specialized reagents

> Olympus developed the AU3000i Immunoassay System and specialized reagents by leveraging its know-how in the area of fabricating systems that combine equipment and reagents, as well as its automation technologies gained through experience with chemistry analyzers. This marks our full-fledged entry into the global immunoassay market. By also promoting greater ties with our bio business, our goal is to build momentum around this development to accelerate achievements in personalized healthcare.

2.

FLUOVIEW 1000-MPE multiphoton laser scanning microscope

> This new multiphoton laser scanning microscope enables observation of cells and deep portions of tissues that could not be seen with previous confocal laser microscopes. This will contribute to advanced research especially in the area of brain science.

3.

LEXT OLS3100 confocal laser scanning microscope

> This confocal laser scanning microscope enables rapid, 3D observation and measurement of the shape of minute surfaces on semiconductors and advanced materials. In addition to high resolution and multiple observation methods, these microscopes also offer ease-of-use.

Others

1.

IPLEX-MXR industrial videoscope

> Olympus has added to its IPLEX-MXR series of industrial videoscopes a light, compact videoscope with a fine external diameter of just 4.4 mm, which is effective even with narrow openings, broadening our lineup and expanding potential applications of our industrial videoscopes.

2.

OSferion 60 bone replacement material

> Olympus developed and released OSferion 60 bone replacement material with enhanced mechanical strength, for application in cases that require implanting by press-fitting. This augments our lineup of bone replacement material that uses high-purity β-tricalcium phosphate as the main ingredient.

3.

Dental shade analysis system with high-precision measuring abilities

> Olympus developed the Crystaleye color analysis system for use in dentistry. Precise analysis of color information is possible through the use of a seven-band LED light source. The shade of a patient's teeth can be judged much more accurately and easily than with the naked eye.



R&D Expenditure
(Millions of yen)



47,720
45,935
55,531
05
06
07

R&D Expenditure by Segment
(%)



Basic Research
20.5
Imaging Systems Business
17.7
Others
7.4
Life Science Business
17.8
Medical Systems Business
36.6
07

> Based upon the principles of its "Social IN" management philosophy, Olympus endeavors to achieve operational efficiency, financial reliability, compliance with laws related to its business activities, safeguard of its assets and various other corporate objectives. In addition, Olympus is working to build upon and consistently improve its sound internal control environment and system to be able to manage risk factors that can potentially impact corporate value. Olympus has established an Internal Audit Department independent from business divisions in order to carry out internal auditing functions.

Strengthening Internal Control Systems

> Olympus has already set in place a basic policy regarding the internal control system that fulfills the mandates of Japan's new Corporate Law enacted in May 2006, which requires that companies establish systems to assure the propriety of their business operations. To ensure that assessments and reports on internal controls related to financial reporting are reliable, Olympus has established a special Groupwide department and is proceeding with preparations, in line with requirements of the Financial Instruments and Exchange Law scheduled to come into force in the fiscal year ending in March 2009.

Compliance

> To ensure compliance with laws and its Articles of Incorporation, Olympus formulated the Olympus Group Corporate Conduct Charter and the Olympus Group Code of Conduct, as well as a variety of basic policies and internal regulations. Olympus set up a Compliance Department that, in addition to controlling compliance activities, raises awareness and conducts training about compliance for directors and employees. We have also established a Help Line to which issues and consultations about compliance may be addressed. Olympus has constructed a system whereby the details of compliance issues that arise may be reported to the Board of Directors and the Board of Auditors through a director in charge of compliance.

Risk Management

> To avert losses in relation to its businesses and assets, Olympus has put in place a risk management system under which the Board of Directors and the Executive Management Committee conduct thorough deliberations and implement appropriate decision-making procedures. Olympus has formulated risk management regulations and works to ensure that all business divisions have a firm awareness of the risks that they face and to implement measures for avoiding the occurrence of risk factors. The President chairs the Risk Management Committee, which meets regularly, and Olympus is taking a variety of other measures to shore up and maintain its risk management structure. Olympus has also constructed a system for rapid response to emergencies. In the event that a significant incident occurs, business divisions make emergency reports to the Risk Management Committee and related parties through the Risk Management Bureau set up as a contact point at Group headquarters. Countermeasures are then determined by the President.

Business Risks

> As of March 31, 2007, the main risk factors having the potential to impact the performance of the Olympus Group were as follows.

RISKS RELATED TO SALES ACTIVITIES

1) Price competition in the market for digital cameras is increasingly severe, and a sharper than expected decline in digital camera prices that cannot be offset through the Group's cost reduction measures may impact Group earnings.

2) In the Medical Systems Business, future reforms to healthcare legislation may lead to increased costs in order to respond to such changes. In addition, Group earnings may be impacted in the event that the price for medical equipment declines as a result of policies placing caps on medical expenses.

3) In the Life Science Business, a high percentage of earnings are generated by supplying systems for research funded by the budgets of various nations. Accordingly, Group earnings may be impacted in the event of smaller national budgets that result from macroeconomic changes.

RISKS RELATED TO PRODUCTION AND DEVELOPMENT ACTIVITIES

1) In the Imaging Systems Business, core production operations are located in China. Accordingly, a rise in the value of the yuan could lead to an increase in costs and impact Group earnings. Moreover, production activities may be impacted by anti-Japanese sentiment and/or a decline in political or security conditions.

2) Olympus depends upon certain suppliers to develop and manufacture some products and components that cannot be developed and produced inside of the Group. Accordingly, the Group's production and supply capacity may be impacted in the event that it is able to procure limited amounts of the products and components it needs owing to conditions of suppliers.

3) Olympus products are manufactured according to meticulous quality-assurance standards, including products consigned to outside suppliers. However, in the event that product defects do arise, this situation may result in product recalls and increased costs, as well as a loss of consumer confidence in Olympus products, and earnings may be impacted accordingly.

4) Olympus is making continual advances in developing digital products by applying its cutting-edge Opto-Digital Technology. However, the progress of digital technology is extremely rapid, and the Group's earnings may be impacted in the event that it is unable to sufficiently foresee market changes and develop new products that meet customer needs in a timely manner.

5) The Group applies a wide range of intellectual property in its R&D and production activities, including intellectual property that belongs to the Group and that which the Group is licensed to use. However, the Group's earnings may be impacted in the event that it is unexpectedly accused of having infringed upon the intellectual property of a third party, resulting in litigation or other related consequences.

RISKS RELATED TO INVESTMENTS IN SECURITIES

1) Olympus may not be able to achieve the capital gains it expects on investments in the event that cultivating a business takes longer than anticipated, or when such an investment cannot be sold for the expected price.

2) Stock prices are determined based upon market principles, and Olympus may not be able to obtain the sort of gains it expects on securities owing to changes in market conditions.

RISKS RELATED TO BUSINESS MERGERS AND ACQUISITIONS

1) Olympus has formed long-term, strategic partnerships related to technologies and product development with other leading companies in the industry. However, the Group's business activities may be adversely affected in the event that financial or other business-related issues arise in such strategic partnerships, and changes in goals and objectives do not allow for the continuation of such partnerships.

2) Olympus may acquire total or partial ownership of other companies for the purpose of business expansion. However, the Group's business, performance and/or financial position may be affected in the event that it is unable to integrate a businesses it acquires according to the Groups management strategies, or in the event that it is unable to efficiently utilize the management resources of existing businesses or businesses it has acquired.

OTHER RISKS

- *Olympus is expanding its business activities in a number of countries around the world, and the Group's earnings may be impacted by the occurrence of natural disasters, disease, war, terrorist acts or other incidents in areas where it operates, or by unforeseen increases in interest rates or changes in currency exchange rates.*

> *Olympus was founded to contribute to the advancement of Japanese medical science. This legacy of corporate social responsibility (CSR) lives on in our continuing efforts to create value from a customer-focused perspective. Our "Social IN" management philosophy expresses our will to create new value for society, while our corporate slogan, "Your Vision, Our Future," signifies our determination to build a better future in partnership with all members of society.*

To put these ideas into practice in our daily operations and to fulfill the mandates of CSR, we clarified our stance on CSR by formulating the Olympus Group Corporate Conduct Charter and the Olympus Group Code of Conduct. We established the CSR Division in order to strengthen initiatives throughout the Group. To promote thorough CSR in all business activities, Olympus also launched its 2006 Corporate Strategic Plan, which covers the period from April 2006 to March 2009.

Main Activities

> *Active in the medical and life science fields since its founding, Olympus has made a variety of contributions around the world to promoting health and preventing and diagnosing diseases. The Olympus Group is also engaged in a variety of activities to promote awareness, including a campaign to eradicate colon cancer.*

On the environmental front, Olympus has been actively engaged in efforts to create more compact and lightweight products and other environmentally conscious products. We have introduced environmentally conscious facilities at operations across business sectors and regions, including Japan's recently opened Mishima Facility, the new Medical Device Manufacturing Center at KeyMed (Medical & Industrial Equipment) Ltd. in the United Kingdom, and new state-of-the-art headquarters at Olympus America Inc., which is the base for North American sales and administrative operations. Olympus will continue its endeavors to reduce environmental burden across all of its business activities, construct a sustainable business model and further entrench eco-design in corporate activities.

In addition to issuing a CSR report, Olympus also introduces details of its CSR initiatives on its corporate Web site.

Corporate Governance

> *As an active member of society, the Olympus Group shares its sense of values and proposes new value through its business endeavors, thereby seeking to contribute to people's health and happiness. We call this concept "Social IN," describing the basic philosophy underlying all our activities. Based upon this philosophy, Olympus is building an optimal and appropriate management structure for its global operations. We believe that constructing an effective management structure will also lead to enhanced value for shareholders and all other stakeholders. Olympus adheres to the following structure in working to improve corporate governance.*

Structure and Functions

> *Olympus employs an auditor system, whereby the Board of Directors and the Board of Auditors supervise, monitor and audit directors' execution of their business duties.*

The Board of Directors consists of 15 members, including two outside directors. In principle, the Board of Directors meets once per month to make timely decisions regarding business strategies and other important management matters and to conduct appropriate oversight of business execution. Directors are appointed to one-year terms of office, and the performance of each director is evaluated annually in order to clearly identify responsibilities. To further strengthen corporate governance, Olympus has introduced an executive officer system that separates the Board of Directors' responsibilities for decision-making and oversight of execution of duties from executive officers' responsibilities for business execution.

The Board of Auditors is made up of four auditors, including two outside auditors, and meets once per month, in principle. In addition to attending meetings of the Board of Directors and other important meetings, auditors serve to ensure effective oversight by regularly holding deliberations with directors, executive officers, accounting auditors and the Internal Audit Department.

At the Ordinary General Meeting of Shareholders held in June 2006, anti-takeover measures were approved in order to deter large volume purchases of the Company's shares that are thought to detract from corporate value or work against shareholder interests. To objectively judge the pros and cons of acquisition defenses, Olympus has established an independent special committee composed of the two outside directors, two outside auditors and one other expert from outside of the Company.

To further develop and strengthen the Imaging Systems Business and the Medical Systems Business, the two were spun off to form Olympus Imaging Corp. and Olympus Medical Systems Corp., respectively, in October 2004. Olympus also spun off major overseas subsidiaries as appropriate, establishing a global structure capable of matching the features and speed of its businesses with market needs.

Corporate Governance Structure Chart



General Meeting of Shareholders
Appointment/ dismissal
Appointment/dismissal
Appointment/dismissal
Board of Auditors
Auditors
Audit
Board of Directors
Directors
Advice
Special Committee
The Office of Auditors
Audit
Supervision and appointment/ dismissal of President
President
Cooperation
Accounting Auditor
Audit
Executive Management Committee
Global Strategy Committee
Risk Management Committee
Internal Audit Department
Audit
Business Divisions, Corporate Center, Corporate R&D Center,
Corporate Social Responsibility Division, Subsidiaries and Affiliates

Board of Directors, Corporate Auditors and Executive Officers
(As of June 28, 2007)



Tsuyoshi Kikukawa
President

Board of Directors

REPRESENTATIVE DIRECTOR/PRESIDENT
Tsuyoshi Kikukawa

DIRECTOR
Atsushi Yusa

DIRECTORS/SENIOR EXECUTIVE MANAGING OFFICERS
Masaaki Terada
Masaharu Okubo
Hideo Yamada

DIRECTORS/EXECUTIVE MANAGING OFFICERS
Hiroyuki Furihata
Kazuhisa Yanagisawa
Haruhito Morishima
Masataka Suzuki
Shuichi Takayama
Takashi Tsukaya

DIRECTORS/EXECUTIVE OFFICERS
Tatsuo Nagasaki
Hisashi Mori

OUTSIDE DIRECTORS
Robert A. Mundell
Rikiya Fujita

Corporate Auditors

STANDING CORPORATE AUDITORS
Tadao Imai
Katsuo Komatsu

OUTSIDE CORPORATE AUDITORS
Makoto Shimada
Yasuo Nakamura

Executive Officers

EXECUTIVE MANAGING OFFICER
Toshiaki Gomi

EXECUTIVE OFFICERS
Masao Kuribayashi
Akinobu Yokoo
Kazuhiro Watanabe
Takashi Saito
Koichi Karaki
Yasuhiro Ueda
Norio Saito
Hitoshi Kawada
Yoshihiko Masakawa
Shinichi Nishigaki
Naohiko Kawamata
Hiroyuki Sasa
Makoto Nakatsuka

fina nci als

FINANCIAL REVIEW 26
TEN-YEAR SUMMARY 28
CONSOLIDATED BALANCE SHEETS 30
CONSOLIDATED STATEMENTS OF OPERATIONS 32
CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS 33
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY 34
CONSOLIDATED STATEMENTS OF CASH FLOWS 35
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 36
INDEPENDENT AUDITORS' REPORT 54

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

> In fiscal 2007, the year ended March 31, 2007, total net sales rose 8.6% from the previous fiscal year to ¥1,061,786 million (US$8,848 million), marking the 13th consecutive year of growth.

Sales in the Imaging Systems Business totaled ¥294,303 million (US$2,453 million), an increase of 15.6% from the previous fiscal year. Taking advantage of overall market growth for compact and SLR cameras, Olympus released new camera models that enjoyed immediate success in overseas markets, including FE series compact cameras and the μ[mju:]-SW (Stylus-SW in the Americas) series. Voice recorders also contributed to sales, with the Voice-Trek series continuing to enjoy popularity in Japan and sales of the VN series expanding overseas, especially in Europe where the shift to digital recorders is becoming pronounced.

In the Medical Systems Business, sales jumped 17.0% to ¥311,709 million (US$2,598 million). The new EVIS LUCERA SPECTRUM videoscope system, which utilizes specific light spectra technologies, contributed to sales domestically, while the EVIS EXERA II high-resolution HDTV videoscope systems proved popular in overseas markets. Also contributing to sales were new product launches of a disposable electrosurgical knife in Japan and a high-resolution HDTV videoscope for abdominal and chest cavities in overseas markets.

Sales in the Life Science Business also improved, rising 14.6% to ¥123,706 million (US$1,031 million). The FLUOVIEW confocal laser scanning microscopes series, a strategic product for Olympus, generated excellent sales in European and U.S. markets, and sales grew in Asia and Latin America. Revenues were also supported by strong domestic sales of inspection equipment for flat panel displays.

The Information & Communication Business recorded sales of ¥267,691 million (US$2,231 million). This marks a decline of 6.0% compared with fiscal 2006, owing to the discontinuation of OEM sales of computer peripherals, which offset sales growth spurred by the launch of our automotive aftermarket business.

In the Others Business, sales amounted to ¥64,377 million (US$536 million), mostly on par with the previous fiscal year. Significant sales increases were recorded for ultrasonic flaw detectors as well as portable industrial videoscopes, which were supported by steady investment in Japan. However, overall sales in the Others Business were flat as a result of protracted sales of investment securities for business incubation by ITX Corporation.

Net Income

> The Olympus Group reported excellent earnings results for the fiscal year under review. Operating income increased significantly by 57.9% to ¥98,729 million (US$823 million), due to the improvement in net sales and a decrease in the cost of sales ratio compared with the previous fiscal year. As a result, net income surged to ¥47,799 million (US$398 million), 67.3% above the ¥28,564 million recorded in the previous fiscal year.

This marked the achievement of record new highs for Olympus in consolidated net sales, operating income and net income.

Net Sales
(Millions of yen)


1,061,786
978,127
813,538
633,622
564,343
03
04
05
06
07

Operating Income / Net Income (Loss)
(Millions of yen)


98,729
62,346
62,997
62,523
47,799
33,564
24,348
23,153
28,564
03
04
05
06
07
-11,827
– Operating income
– Net income (loss)

Total Assets/Equity
(Millions of yen)


1,091,800
976,132
858,083
682,673
605,768
334,210
290,656
222,432
252,179
240,837
03
04
05
06
07
– Total assets
– Equity

ANALYSIS OF FINANCIAL POSITION

Total Assets

> As of March 31, 2007, total assets amounted to ¥1,091,800 million (US$9,098 million), up 11.8% compared with the previous fiscal year-end. This increase was mainly due to a 17.0% climb in total current assets to ¥572,838 million (US$4,774 million), reflecting increases in cash and time deposits, notes and accounts receivable, and deferred income taxes. Net property, plant and equipment rose 7.1% to ¥140,089 million (US$1,167 million), owing to an increase in buildings and structures as well as machinery and equipment. Total assets turnover was 0.97 times compared with 1.00 times in the previous fiscal year.

Total Liabilities and Net Assets

> Total liabilities increased 10.5% year on year to ¥746,929 million (US$6,224 million), mainly due to an increase in long-term debt. In accordance with new accounting standards, the Olympus Group recorded net assets of ¥344,871 million (US$2,874 million) at the fiscal year-end. The equity ratio was 30.6%.

Cash Flows

> Cash and cash equivalents as of March 31, 2007 rose ¥15,495 million to ¥174,802 million (US$1,457 million) from the previous fiscal year-end.

Net cash provided by operating activities more than doubled year on year, expanding from ¥49,034 million to ¥108,400 million (US$903 million), mostly due to the climb in income before provision for income taxes, thanks to the favorable trends in the Imaging Systems and Medical Systems Businesses.

Net cash used in investing activities increased ¥14,726 million to ¥96,481 million (US$804 million), and mainly comprised deposits in time deposits and purchases of property, plant and equipment.

Net cash provided by financing activities fell ¥75,008 million year on year to ¥2,192 million (US$18 million), principally due to redemption of bonds and a decrease in short-term borrowings. In addition, proceeds from long-term debt were significantly lower than the previous fiscal year.

Research & Development Expenditures

> The Olympus Group continuously pursues new technologies through its R&D activities in order to bolster its core competencies in current businesses and create new business areas. In fiscal 2007, R&D expenditures totaled ¥55,531 million (US$463 million), equivalent to 5.2% of net sales.

Capital Expenditures

> Capital expenditures remained flat, edging up 0.6% year on year to ¥44,696 million (US$372 million). Depreciation and amortization amounted to ¥30,404 million (US$253 million) in the fiscal year under review.

Capital Expenditures
(Millions of yen)



34,619
41,917
46,127
44,444
44,696
16,858
24,249
29,758
27,022
30,404
03
04
05
06
07

- Capital Expenditures
- Depreciation and amortization

R&D Expenditures
(Millions of yen)



34,735
38,671
47,720
45,935
55,531
03
04
05
06
07

Rate of Return on Equity
(%)



11.5
14.1
-4.8
10.7
15.3
03
04
05
06
07

Ten-Year Summary

Olympus Corporation and Consolidated Subsidiaries

	2007	2006
FOR THE YEAR:		
Net sales:		
Domestic	¥ 414,746	376,946
Overseas	¥ 647,040	601,181
Total	¥1,061,786	978,127
Percentage to previous year	108.6%	120.2
Net income (loss)	¥ 47,799	28,564
Percentage to net sales	4.5%	2.9
R&D expenditures	¥ 55,531	45,935
Capital expenditures	¥ 44,696	44,444
Depreciation and amortization	¥ 30,404	27,022
Earnings per share (in yen):		
Basic net income (loss)	¥ 176.79	105.99
Cash dividends per share (in yen):		
Actual	¥ 35.00	22.00
AT YEAR-END:		
Total assets	¥1,091,800	976,132
Turnover (times)	0.97	1.00
Total liabilities	¥ 746,929	675,819
Minority interests	¥ 10,661	9,657
Equity	¥ 334,210	290,656
Equity ratio	30.6%	29.8
Working capital	¥ 162,722	94,770
Number of shares issued (in thousands)	271,284	271,284
Number of employees	32,958	33,022

Notes: 1. See Note 1 (l) of the Notes to the Consolidated Financial Statements in respect to the calculation of amounts and dividends per share.
2. These figures are based on accounting principles generally accepted in Japan.
3. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares which have resulted in a dilutive effect.
4. Effective for the year ended March 31, 2003, the Company had adopted the accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Shares," issued by the Accounting Standards Board of Japan on September 25, 2002).
5. Effective for the year ended March 31, 2007, the Company adopted the accounting standard for presentation of net assets in the balance sheet. See Note 2(e) of the Notes to the Consolidated Financial Statements for details.
6. 2007: Equity = Total net assets – Minority interests
1998–2006: Equity = Total Shareholders' equity

Sales by Geographic Area

(%)



Other areas 2.3
Asia
10.8
39.1
Japan
Europe
26.2
21.6
North America
07

Sales by Business Segment

(%)



Others 6.0
27.7
Imaging Systems Business
Information and Communication Business
25.2
11.7
Life Science Business
29.4
Medical Systems Business
07

Millions of yen (except per share amounts)

2005	2004	2003	2002	2001	2000	1999	1998
250,684	150,334	141,021	150,761	149,351	144,993	136,012	128,025
562,854	483,288	423,322	377,654	317,353	283,653	277,732	236,957
813,538	633,622	564,343	528,415	466,704	428,646	413,744	364,982
128.4	112.3	106.8	113.2	108.9	103.6	113.4	117.6
(11,827)	33,564	24,348	10,279	11,787	1,860	8,883	9,309
(1.5)	5.3	4.3	1.9	2.5	0.4	2.1	2.6
47,720	38,671	34,735	30,477	30,848	31,955	31,060	28,415
46,127	41,917	34,619	24,835	21,441	17,093	18,452	17,220
29,758	24,249	16,858	23,700	18,247	16,288	16,824	15,332
(44.98)	126.96	91.88	38.87	44.57	7.03	33.59	35.21
15.00	15.00	14.00	13.00	13.00	6.50	13.00	13.00
858,083	682,673	605,768	562,078	584,103	536,174	533,584	521,101
0.95	0.93	0.93	0.94	0.80	0.80	0.78	0.70
603,959	429,329	382,456	358,256	389,968	344,272	342,895	334,411
13,287	1,165	880	2,275	1,906	1,561	402	573
240,837	252,179	222,432	201,547	192,229	190,341	190,287	186,117
28.1	36.9	36.7	35.9	32.9	35.5	35.7	35.7
47,618	125,324	79,734	114,779	124,287	171,378	232,226	211,144
264,473	264,473	264,473	264,473	264,473	264,473	264,473	264,473
30,339	28,857	23,975	20,705	19,865	18,999	17,874	17,098

Consolidated Balance Sheets

Olympus Corporation and Consolidated Subsidiaries
March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
ASSETS			
CURRENT ASSETS:			
Cash and time deposits (Note 16 and 18)	¥ 216,586	¥ 165,720	$ 1,804,883
Securities (Note 3)	8,347	1,210	69,558
Notes and accounts receivable (Notes 5, 15 and 16)	192,855	167,411	1,607,125
Allowance for doubtful accounts	(3,381)	(3,352)	(28,175)
Inventories (Notes 6 and 16)	89,847	93,198	748,725
Deferred income taxes (Note 12)	32,319	25,196	269,325
Other current assets	36,265	40,142	302,209
Total current assets	572,838	489,525	4,773,650
PROPERTY, PLANT AND EQUIPMENT:			
Land (Note 16)	18,736	17,953	156,133
Buildings and structures (Note 16)	128,497	109,801	1,070,808
Machinery and equipment (Note 16)	200,727	184,513	1,672,725
Construction in progress	1,106	11,397	9,217
	349,066	323,664	2,908,883
Less—Accumulated depreciation	(208,977)	(192,854)	(1,741,475)
Net property, plant and equipment	140,089	130,810	1,167,408
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Notes 3, 4 and 16)	216,636	208,459	1,805,300
Deferred income taxes (Note 12)	9,606	9,324	80,050
Consolidated adjustment accounts	—	79,625	—
Goodwill	78,718	—	655,983
Other assets (Note 16)	73,913	58,389	615,942
Total investments and other assets	378,873	355,797	3,157,275
	¥1,091,800	¥ 976,132	$ 9,098,333

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY/ NET ASSETS			
CURRENT LIABILITIES:			
Short-term borrowings (Notes 7 and 16)	¥139,973	¥153,038	$1,166,442
Current maturities of long-term debt (Notes 8 and 16)	8,638	33,222	71,983
Notes and accounts payable (Notes 9 and 15)	100,252	85,741	835,433
Accrued expenses	86,284	65,152	719,033
Income taxes payable	16,631	15,045	138,592
Other current liabilities	58,338	42,557	486,150
Total current liabilities	410,116	394,755	3,417,633
NON-CURRENT LIABILITIES:			
Long-term debt, less current maturities (Notes 8 and 16)	313,603	259,833	2,613,358
Severance and retirement allowance (Note 10)	9,612	9,307	80,100
Other non-current liabilities	13,598	11,924	113,317
Total non-current liabilities	336,813	281,064	2,806,775
MINORITY INTERESTS	—	9,657	—
CONTINGENT LIABILITIES: (Note 14)			
SHAREHOLDERS' EQUITY: (Note 13)			
Common stock:			
Authorized—1,000,000,000 shares			
Issued—271,283,608 shares	—	48,332	—
Capital surplus	—	73,049	—
Retained earnings	—	153,864	—
Net unrealized holding gains on available-for-sale securities, net of taxes	—	16,422	—
Foreign currency translation adjustments	—	873	—
Treasury stock, at cost	—	(1,884)	—
Total shareholders' equity	—	290,656	—
	—	¥976,132	—
NET ASSETS: (Note 13)			
Common stock:			
Authorized—1,000,000,000 shares			
Issued—271,283,608 shares	48,332	—	402,767
Capital surplus	73,049	—	608,742
Retained earnings	191,122	—	1,592,683
Treasury stock, at cost	(2,264)	—	(18,867)
Total shareholders' Equity	310,239	—	2,585,325
Net unrealized holding gains on available-for-sale securities, net of taxes	16,078	—	133,983
Net unrealized losses on hedging derivatives, net of taxes	(184)	—	(1,533)
Foreign currency translation adjustments	8,077	—	67,308
Total valuation and Translation Adjustments	23,971	—	199,758
Minority Interests	10,661	—	88,842
Total net assets	344,871	—	2,873,925
	¥1,091,800	¥—	$9,098,333

Consolidated Statements of Operations

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Net sales	¥1,061,786	¥978,127	¥813,538	$8,848,217
Cost of sales	611,503	619,898	516,468	5,095,858
Gross profit	450,283	358,229	297,070	3,752,359
Selling, general and administrative expenses	351,554	295,706	273,917	2,929,617
Operating income	98,729	62,523	23,153	822,742
OTHER INCOME (EXPENSES):				
Interest expense, net	(11,256)	(9,020)	(6,282)	(93,800)
Gain (loss) on available-for-sale securities, net	(820)	116	1,640	(6,833)
Foreign currency exchange loss, net	(4,120)	(4,953)	(2,240)	(34,333)
Net loss of investment in affiliated companies carried on the equity method	(2,394)	(1,451)	(1,189)	(19,950)
Gain on sales of investment securities in subsidiaries and affiliates	163	2,199	—	1,358
Gain on sale of beneficial interest in trust	—	1,522	—	—
Gain on sales of property, plant and equipment	—	—	1,247	—
Impairment loss on fixed assets (Note 17)	(1,619)	(1,411)	—	(13,492)
Provision for losses on business restructuring	—	—	(5,490)	—
Other, net	(5,103)	(6,338)	(5,032)	(42,525)
Total	(25,149)	(19,336)	(17,346)	(209,575)
Income before provision for income taxes	73,580	43,187	5,807	613,167
PROVISION FOR INCOME TAXES: (Note 12)				
Current	31,682	24,573	14,633	264,017
Deferred	(5,601)	(9,741)	3,168	(46,675)
Total	26,081	14,832	17,801	217,342
Minority interest in losses of consolidated subsidiaries	300	209	167	2,500
Net income (loss)	¥ 47,799	¥ 28,564	¥ (11,827)	$ 398,325

	Yen			U.S.dollars
AMOUNTS PER SHARE OF COMMON STOCK:				
Earnings per share—Basic net income (loss)	¥176.79	¥105.99	¥(44.98)	$1.473
CASH DIVIDENDS, APPLICABLE TO THE YEAR				
Actual	¥ 35.00	¥ 22.00	¥ 15.00	$0.292

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Net Assets

Olympus Corporation and Consolidated Subsidiaries
For the year ended March 31, 2007

	Millions of yen									
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on available-for-sale securities, net of taxes	Net unrealized losses on hedging derivatives, net of taxes	Foreign currency translation adjustments	Minority interests	Total net assets
Shareholders' equity at March 31, 2006 as previously reported	¥ 48,332	¥ 73,049	¥ 153,864	¥ (1,884)	¥ 273,361	¥ 16,422	—	¥ 873	—	¥ 290,656
Reclassification due to adoption of new accounting standards for presentation of net assets in the balance sheet at April 1, 2006									9,657	9,657
Net assets at April 1, 2006	¥ 48,332	¥ 73,049	¥ 153,864	¥ (1,884)	¥ 273,361	¥ 16,422	—	¥ 873	¥ 9,657	¥ 300,313
Cash dividends paid (Note)			(3,921)		(3,921)					(3,921)
Cash dividends paid			(2,974)		(2,974)					(2,974)
Bonus to directors and corporate auditors (Note)			(137)		(137)					(137)
Net Income			47,799		47,799					47,799
Adjustment on projected benefit obligation of the consolidated subsidiary in the UK			(1,066)		(1,066)					(1,066)
Adjustment on projected benefit obligation of the consolidated subsidiary in the United States			(2,443)		(2,443)					(2,443)
Acquisition of treasury stock				(380)	(380)					(380)
Net change in items other than shareholders' equity						(344)	(184)	7,204	1,004	7,680
Net changes during the year	—	—	37,258	(380)	36,878	(344)	(184)	7,204	1,004	44,558
Balance at March 31, 2007	¥ 48,332	¥ 73,049	¥ 191,122	¥ (2,264)	¥ 310,239	¥ 16,078	¥ (184)	¥ 8,077	¥10,661	¥ 344,871

Note: Approved as appropriations of earnings at the 2006 annual General Shareholders' Meeting.

	Thousands of U.S. dollars									
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on available-for-sale securities, net of taxes	Net unrealized losses on hedging derivatives, net of taxes	Foreign currency translation adjustments	Minority interests	Total net assets
Shareholders' equity at March 31, 2006 as previously reported	$402,767	$608,742	$ 1,282,199	$ (15,700)	$2,278,008	$ 136,850	—	$ 7,275	—	$2,422,133
Reclassification due to adoption of new accounting standards for presentation of net assets in the balance sheet at April 1, 2006									80,475	80,475
Net assets at April 1, 2006	$402,767	$608,742	$ 1,282,199	$ (15,700)	$2,278,008	$ 136,850	—	$ 7,275	$80,475	$2,502,608
Cash dividends paid (Note)			(32,675)		(32,675)					(32,675)
Cash dividends paid			(24,783)		(24,783)					(24,783)
Bonus to directors and corporate auditors (Note)			(1,142)		(1,142)					(1,142)
Net Income			398,325		398,325					398,325
Adjustment on projected benefit obligation of the consolidated subsidiary in the UK			(8,883)		(8,883)					(8,883)
Adjustment on projected benefit obligation of the consolidated subsidiary in the United States			(20,358)		(20,358)					(20,358)
Acquisition of treasury stock				(3,167)	(3,167)					(3,167)
Net change in items other than shareholders' equity						(2,867)	(1,533)	60,033	8,367	64,000
Net changes during the year	—	—	310,484	(3,167)	307,317	(2,867)	(1,533)	60,033	8,367	371,317
Balance at March 31, 2007	$402,767	$608,742	$ 1,592,683	$ (18,867)	$2,585,325	$ 133,983	$(1,533)	$67,308	$88,842	$2,873,925

Note: Approved as appropriations of earnings at the 2006 annual General Shareholders' Meeting.

Consolidated Statements of Shareholders' Equity

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2006 and 2005

	Millions of yen	
	2006	2005
COMMON STOCK:		
Balance at beginning of year	¥ 40,833	¥ 40,833
Issuance of common stock	7,499	—
Balance at end of year	¥ 48,332	¥ 40,833
CAPITAL SURPLUS		
Balance at beginning of year	¥ 65,550	¥ 65,528
Issuance of common stock	7,499	—
Surplus from sale of treasury stock	—	22
Balance at end of year	¥ 73,049	¥ 65,550
RETAINED EARNINGS:		
Balance at beginning of year	¥133,523	¥149,397
Net income (loss)	28,564	(11,827)
Decrease of retained earnings at beginning of year due to the adoption of a new accounting standard for retirement benefits by the consolidated subsidiary in the UK	(1,939)	—
Cash dividends paid	(4,006)	(3,953)
Bonuses for directors and corporate auditors	(34)	(94)
Adjustment on projected benefit obligation of the consolidated subsidiary in the UK	(2,244)	—
Balance at end of year	¥153,864	¥133,523
NET UNREALIZED HOLDING GAINS ON SECURITIES:		
Balance at beginning of year	¥ 6,201	¥ 5,983
Net increase	10,221	218
Balance at end of year	¥ 16,422	¥ 6,201
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:		
Balance at beginning of year	¥ (3,618)	¥ (7,569)
Net increase	4,491	3,951
Balance at end of year	¥873	¥ (3,618)
TREASURY STOCK, AT COST:		
Balance at beginning of year	¥ (1,652)	¥ (1,993)
Net change in treasury stock	(232)	341
Balance at end of year	¥ (1,884)	¥ (1,652)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income before provision for Income taxes	¥ 73,580	¥ 43,187	¥ 5,807	$ 613,167
Adjustments to reconcile income before provision for income taxes to net cash provided by operating activities:				
Depreciation and amortization	30,404	27,022	29,758	253,367
Amortization of consolidated adjustment accounts	—	5,674	—	—
Amortization of goodwill	7,868	—	—	65,567
Increase (decrease) in severance and retirement allowance	183	(393)	758	1,525
Decrease (increase) in prepaid pension cost	673	1,361	3,889	5,608
Increase (decrease) in provision for product warranties	3,481	—	—	29,008
Interest income	(1,311)	(977)	(500)	(10,925)
Interest expense	12,567	9,997	6,782	104,725
Loss (gain) on marketable and investment securities, net	820	(116)	(1,640)	6,833
Proceed from sale of beneficial interest in trust	—	(1,522)	—	—
Gain on sale of investment securities in subsidiaries and affiliates	(163)	(2,199)	—	(1,358)
Impairment loss on fixed assets	1,619	1,411	—	13,492
Decrease (increase) in accounts receivable	(17,432)	(9,622)	1,898	(145,267)
Decrease (increase) in inventories	6,821	15,643	(1,749)	56,842
Increase (decrease) in accounts payable	11,528	(15,340)	(12,775)	96,067
Increase (decrease) in other payable	—	—	(3,488)	—
Increase (decrease) in accrued expense	15,871	4,092	(3,756)	132,258
Other	309	(830)	202	2,574
Sub-total	146,818	77,388	25,186	1,223,483
Interest and dividend received	2,341	1,974	1,566	19,508
Interest payments	(12,460)	(9,242)	(6,512)	(103,833)
Income taxes paid	(28,299)	(21,086)	(10,215)	(235,825)
Net cash provided by operating activities	108,400	49,034	10,025	903,333
CASH FLOWS FROM INVESTING ACTIVITIES:				
Deposits in time deposits	(41,379)	(6,244)	(6,669)	(344,825)
Withdrawals from time deposits	6,609	6,588	45,731	55,075
Purchases of securities	(8,365)	(34,997)	(35,000)	(69,708)
Sales of securities	1,266	35,000	69,997	10,550
Purchases of property, plant and equipment	(41,269)	(44,892)	(46,727)	(343,908)
Sales of property, plant and equipment	644	50	3,025	5,367
Purchases of investment securities	(15,405)	(36,896)	(66,281)	(128,375)
Sales of investment securities	4,360	20,947	5,801	36,333
Proceeds from acquisition of new consolidated subsidiaries	—	—	12,460	—
Payments for acquisition of new consolidated subsidiaries	(2,409)	(12,029)	(3,308)	(20,075)
Net increase (decrease) from sales of investment in subsidiaries related to changes in scope of consolidation	(231)	1,431	—	(1,925)
Payments for additional acquisition of consolidated subsidiaries	—	(12,297)	(6,695)	—
Sales of the trust beneficiary right	—	1,686	—	—
Other	(302)	(102)	124	(2,517)
Net cash used in investing activities	(96,481)	(81,755)	(27,542)	(804,008)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in short-term borrowings	(20,025)	14,925	7,051	(166,875)
Proceeds from long-term debt	19,242	71,994	56,342	160,350
Repayments of long-term debt	(10,141)	(60,683)	(20,633)	(84,508)
Proceeds from issuance of bonds	44,384	39,833	20,134	369,867
Redemption of bonds	(25,092)	—	—	(209,100)
Proceed from issuance of common stock	—	14,918	—	—
Stock issue to minority shareholders	1,099	472	1,289	9,158
Dividends paid	(6,895)	(4,006)	(3,953)	(57,458)
Dividends paid to minority shareholders	—	(21)	(3)	—
Other	(380)	(232)	(212)	(3,167)
Net cash provided by financing activities	2,192	77,200	60,015	18,267
Effect of exchange rate changes on cash and cash equivalents	1,298	1,166	877	10,816
Net increase in cash and cash equivalents	15,409	45,645	43,375	128,408
Cash and cash equivalents at beginning of year	159,307	113,625	69,095	1,327,558
Net increase in cash and cash equivalents associated with newly consolidated subsidiaries	146	46	1,155	1,217
Net decrease in cash and cash equivalents associated with exclusion from scope of consolidation	(60)	(9)	—	(500)
Cash and cash equivalents at end of year (Note 18)	¥ 174,802	¥ 159,307	¥ 113,625	$ 1,456,683

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

Olympus Corporation (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company, which were prepared in accordance with accounting principles and practices generally accepted in Japan, from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. In preparing the accompanying consolidated financial statements, certain reclassifications (with certain expanded disclosure and the inclusion of the consolidated statements of shareholders' equity for 2006 and 2005) have been made in the statutory Japanese language consolidated financial statements in order to present them in a form that is more familiar to readers outside Japan.

The consolidated balance sheet as of March 31, 2007, which has been prepared in accordance with the new accounting standard as discussed in Note 2(e), is presented with the consolidated balance sheet as of March 31, 2006 prepared in accordance with the previous presentation rules. Also, as discussed in Note 2(f), the consolidated statement of changes in net assets for the year ended March 31, 2007 has been prepared in accordance with the new accounting standard. The accompanying consolidated statements of shareholder's equity for the years ended March 31, 2006 and 2005 were voluntarily prepared for the purpose of inclusion in the consolidated financial statements, although such statements were not required to be filed with the Local Finance Bureau.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the exchange rate of ¥120 to US$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company consolidates all significant investees which were controlled through substantial ownership of majority voting rights or existence of certain conditions.

Investments in certain unconsolidated subsidiaries and affiliated companies in which the Company has significant influence, but less than a controlling interest, are accounted for using the equity method. Investments in companies in which the Company does not have significant influence are accounted for at cost. The differences between acquisition cost and underlying net equity at the time of acquisition ("goodwill" for the year ended March 31, 2007 and "consolidated adjustment accounts" for the year ended March 31, 2006) are generally being amortized on the straight-line method in the range of mainly 5 to 20 years. In the consolidated balance sheet as of March 31, 2007, consolidation adjustment account identified as of March 31, 2006 is recorded as goodwill.

In the second half of fiscal 2005, ITX Corporation and its subsidiaries that were previously accounted for by the equity method became new consolidated subsidiaries of the Company due to the additional acquisition of stock.

(c) CASH AND CASH EQUIVALENTS

In preparing the consolidated statements of cash flows, cash on hand, readily - available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

In the year ended March 31, 2006, Amortization of consolidated adjustment accounts, formerly included in other of cash flows from operating activities, is shown as an independent item. Amount of amortization of consolidated adjustment accounts included in other of cash flows from operating activities in fiscal 2005 is ¥3,053 million.

In the year ended March 31, 2006, Increase (decrease) in other payable, formerly shown as an independent item, is included in other of cash flows from operating activities. Amount of increase (decrease) in other payable included in other of cash flows from operating activities in fiscal 2006 is ¥176 million.

In the year ended March 31, 2007, Amortization of consolidated adjustment accounts and goodwill are shown as "Amortization of goodwill" on the cash flow statement. Amount of amortization of goodwill included in depreciation and amortization expenses in fiscal 2006 was ¥213 million.

In the year ended March 31, 2007, Increase (decrease) in provision for product warranties, formerly included in other of cash flows from operating activities, is shown as an independent item. The amount of Increase (decrease) in provision for product warranties included in other of cash flows from operating activities in fiscal 2006 was ¥1,345 million.

(d) SECURITIES

In accordance with the accounting standard for financial instruments, the Company and its consolidated subsidiaries examined the intent of holding securities and classified those securities into four categories.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by non-consolidated subsidiaries and affiliated companies are stated at moving-average cost. Available-for-sale securities with fair market values are stated at fair market value, and those with no fair market values at moving-average cost. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of the shareholders' equity in fiscal 2006 and net assets in fiscal 2007. Realized gain on sale of such securities is computed using the moving-average cost method.

(e) INVENTORIES

Inventories are principally stated at the lower of cost (first-in first-out) or market.

(f) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is mainly computed by the declining balance method at rates based on the estimated useful lives of the relevant assets. The effective annual rates of depreciation as of March 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Buildings and structures	7.9%	8.7%	9.5%
Machinery and equipment	32.0%	33.0%	33.9%

(g) PENSION AND RETIREMENT ALLOWANCE PLANS

Employees of the Company, certain domestic consolidated subsidiaries and foreign consolidated subsidiaries are covered by funded pension plans.

Employees of domestic consolidated subsidiaries, directors and corporate auditors of the Company and several domestic consolidated subsidiaries are covered primarily by unfunded retirement allowance plans.

According to the approval at the Company's Annual Shareholders' Meeting on June 29, 2006, the Company terminated the policy relating to retirement benefits to directors and corporate auditors of the Company.

The amounts of pension payments and retirement allowances are generally determined on the basis of length of service and basic salary at the time of termination of service.

It is the Company's policy to fund amounts required to maintain sufficient plan assets to provide for accrued benefits based on a certain percentage of wage and salary costs. The plan assets consist principally of interest-bearing bonds and listed equity securities.

The Company and its consolidated subsidiaries provided allowance for employees' severance and retirement benefits at March 31, 2007 based on the amounts of projected benefit obligation and the fair value of the plan assets at that date.

Allowance for employees' severance and retirement benefits was included in the liability section of the consolidated balance sheets together with severance and retirement allowance for directors and corporate auditors as of March 31, 2007 and 2006.

(h) PROVISION FOR LOSSES ON BUSINESS RESTRUCTURING

To provide for the loss that will appear during the execution of restructuring of the Imaging Systems Business hereafter, the amount of expected loss is appropriated on the consolidated statement of operations for the year ended March 31, 2005. The main components are write-off for inventories and special retirement allowance.

(i) RESEARCH AND DEVELOPMENT

Expenses relating to research and development activities are charged to income as incurred. Total amounts charged to income were ¥55,531 million ($462,758 thousand), ¥45,935 million and ¥47,720 million for the years ended March 31, 2007, 2006 and 2005, respectively.

(j) CERTAIN LEASE TRANSACTIONS

Finance leases that do not transfer titles to lessees are accounted for in the same manner as operating leases.

(k) INCOME TAXES

The Company adopts the accounting standard that recognizes tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences.

In the year ended March 31, 2007, the Company adopted the consolidated taxation system designating Olympus Corporation as the parent company. Some subsidiaries have applied the consolidated taxation system since before.

(l) AMOUNTS PER SHARE

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each fiscal year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased by the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended for March 31, 2007, 2006 and 2005, there were no dilutive common shares which have resulted in a dilutive effect. Accordingly, the Company's basic and dilutive earnings per share computations are the same for the periods presented.

Cash dividends per common share are the amounts applicable to the respective periods.

(m) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

In accordance with the accounting standards for foreign currency translations, assets and liabilities denominated in foreign functional currencies are translated at exchange rates at the balance sheet date. Shareholders' equity accounts are translated at historical exchange rates. Revenues and expenses denominated in foreign functional currencies are translated at average exchange rates for each corresponding fiscal year. Differences arising from translation are presented as "Foreign currency translation adjustments" in a separate component of net assets as of March 31, 2007, and of shareholders' equity as of March 31, 2006.

2. CHANGES IN ACCOUNTING POLICIES

(a) ACCOUNTING STANDARDS FOR THE IMPAIRMENT OF FIXED ASSETS

In the year ended March 31, 2006, the Company had adopted new accounting standards for the impairment of fixed assets in accordance with "Accounting Standards for the Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standards for the Impairment of Fixed Assets," Business Accounting Council, August 9, 2002) and "Implementation Guidance for Accounting Standards for the Impairment of Fixed Assets," (Accounting Standards Board of Japan, Financial Accounting Standard Implementation Guidance No. 6, October 31, 2003). As a result of changes in standards, income before income taxes decreased ¥1,411 million compared to the same period a year earlier.

Accumulated loss from impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.

(b) CHANGE IN ACCOUNTING STANDARDS FOR RETIREMENT BENEFITS IN THE UNITED KINGDOM ADOPTED BY CONSOLIDATED SUBSIDIARY IN THE UNITED KINGDOM

In the year ended March 31, 2006, consolidated subsidiary in the UK had adopted a new accounting standard for retirement benefits there.

The effect of this change was to decrease retained earnings by ¥4,183 million since the unrecognized net transition obligation, amounting to ¥1,939 million and the unrecognized actuarial difference, amounting to ¥2,244 million were directly charged to retained earnings for the year ended March 31, 2006. The effect on net income of the adoption of this new accounting standard is not material.

(c) ACCOUNTING STANDARDS FOR EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS

By the partial amendment of "Accounting Standards for Employee Retirement and Severance Benefits" issued by Business Accounting Council on June 16, 1998, unrecognized pension assets are allowed to be recognized as assets and profits.

In the year ended March 31, 2006, the Company adopted the partial amendment of "Corporate Accounting Standard No. 3 regarding Employee Retirement and Severance Benefits" issued on March 16, 2005. Unrecognized pension assets are supposed to be recognized in profit or loss as actuarial difference from the year ended March 31, 2007 onward.

(d) ACCOUNTING STANDARDS FOR BONUSES TO DIRECTORS AND CORPORATE AUDITORS

In the year ended March 31, 2007, the Company has adopted new accounting standards for the bonuses to directors and corporate auditors in accordance with "Accounting Standards for the Bonuses to Directors" (Corporate Accounting Standard No. 4 regarding the bonuses to directors and corporate auditors issued on November 29, 2005).

The effect on net income of the adoption of this new accounting standard is not material.

(e) ACCOUNTING STANDARDS FOR PRESENTATION OF NET ASSETS IN THE BALANCE SHEET

In the year ended March 31, 2007, the Company has adopted new accounting standards, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005).

As of March 31, 2007, the consolidated balance sheets were prepared according to the new accounting standards comprising three sections: assets, liabilities and net assets. The consolidated balance sheet as of March 31, 2006 prepared pursuant to the previous presentation rules comprises assets, liabilities, minority interests and shareholders' equity sections. Under the new accounting standards, the following items are presented differently at March 31, 2007 compared to March 31, 2006. The net assets section includes net unrealized losses on hedging derivatives, net of taxes. Under the previous presentation rules, net unrealized losses on hedging derivatives, net of taxes, were included in the assets or liabilities sections without considering the related income tax effects. Minority interests are included in the net assets section at March 31, 2007. Under the previous presentation rules, companies were required to present minority interests between the non-current liabilities and the shareholders' equity sections. The adoption of the new accounting standard had no impacts on the consolidated statement of operations for the year ended March 31, 2007. Also, if the new accounting standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥334,394 million ($2,786,616 thousand) would have been presented.

(f) ACCOUNTING STANDARDS FOR STATEMENT OF CHANGES IN NET ASSETS

In the year ended March 31, 2007, the Company has adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Statement No. 6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the accounting standard for statement of changes in net assets (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005).

The Company prepared the accompanying consolidated statement of changes in net assets for the year ended March 31, 2007 in accordance with the new accounting standards. The accompanying consolidated statement of shareholders' equity for the year ended March 31, 2006, which was voluntarily prepared for inclusion in the consolidated financial statements, has not been adapted to the new presentation rules of 2007.

(g) ACCOUNTING STANDARDS FOR BUSINESS COMBINATION AND BUSINESS SEPARATION

In the year ended March 31, 2007, the Company has adopted "Accounting Standards for business combination" (Business Accounting Council, October 31, 2003) and "Accounting Standards for business separation" (Corporate Accounting Standard No. 7 regarding "the business separation" issued on December 27, 2005) and "Implementation guidance for Accounting Standards for business combination and separation" (Accounting Standard Board of Japan, Financial Accounting Standards Implementation Guidance No. 10, December 9, 2005).

(h) CHANGE IN ACCOUNTING STANDARDS FOR RETIREMENT BENEFITS IN THE UNITED STATES ADOPTED BY CONSOLIDATED SUBSIDIARIES IN THE UNITED STATES

In the year ended March 31, 2007, consolidated subsidiaries in the United States adopted a new accounting standard for retirement benefits in the United States.

The effect of this change was to decrease retained earnings by ¥2,443 million ($20,358 thousand) since the unrecognized actuarial difference amounting to ¥2,443 million ($20,358 thousand) was directly charged to retained earnings for the year ended March 31, 2007. The adoption of this new accounting standard has no impact on net income.

3. SECURITIES

The following tables summarize acquisition costs, book values and fair value of securities with fair value as of March 31, 2007 and 2006:

Available-for-sale securities

Securities with book value (fair value) exceeding acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2007			2006			2007		
	Acquisition cost	Book Value	Difference	Acquisition cost	Book Value	Difference	Acquisition cost	Book Value	Difference
Equity securities	¥ 39,762	¥ 63,745	¥23,983	¥41,269	¥ 65,778	¥24,509	$ 331,350	$ 531,208	199,858
Bonds	—	—	—	—	—	—	—	—	—
Others	96,078	97,987	1,909	36,078	37,371	1,293	800,650	816,559	15,909
Total	¥135,840	¥161,732	¥25,892	¥77,347	¥103,149	¥25,802	$1,132,000	$1,347,767	$215,767

Securities with book value (fair value) not exceeding acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2007			2006			2007		
	Acquisition cost	Book Value	Difference	Acquisition cost	Book Value	Difference	Acquisition cost	Book Value	Difference
Equity securities	¥12,456	¥11,410	¥(1,046)	¥ 2,066	¥ 1,962	¥(104)	$103,800	$ 95,083	$(8,717)
Bonds	—	—	—	1,200	1,200	—	—	—	—
Others	2,327	2,259	(68)	60,000	59,279	(721)	19,392	18,825	(567)
Total	¥14,783	¥13,669	¥(1,114)	¥63,266	¥62,441	¥(825)	$123,192	$113,908	$(9,284)

Note: The Company recognizes impairment loss when the fair market value of marketable and investment securities comes down to less than 50% of the acquisition cost at the end of the period. In addition, the loss is also recognized when the fair market value declines more than 30% but less than 50%, unless the recovery of the fair market value is reasonably expected under the market conditions, trends of earnings and other key measures.

The following table summarizes book values of securities not stated at fair value as of March 31, 2007 and 2006:

Available-for-sale securities

	Book value		
	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Non-listed equity securities	¥12,802	¥11,603	$106,683
Non-listed foreign bonds	9,928	5,428	82,733
Others	5,037	1,964	41,976
Total	¥27,767	¥18,995	$231,392

Maturities of available-for-sale securities are as follows:

	Millions of yen			
	2007			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Government bonds	¥ —	¥ 3	¥ —	¥ 3
Corporate bonds	5,903	457	4,021	10,381
Others	2,444	1,794	364	4,602
Total	¥8,347	¥2,254	¥4,385	¥14,986

	Millions of yen			
	2006			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Government bonds	¥1,200	¥ 3	¥ —	¥1,203
Corporate bonds	—	299	5,425	5,724
Others	—	1,101	420	1,521
Total	¥1,200	¥1,403	¥5,845	¥8,448

	Thousands of U.S. dollars			
	2007			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Government bonds	$ —	$ 25	$ —	$ 25
Corporate bonds	49,192	3,808	33,508	86,508
Others	20,366	14,950	3,034	38,350
Total	$69,558	$18,783	$36,542	$124,883

Investment in unconsolidated subsidiaries and affiliates are as follows:

	Book value		
	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Investment securities	¥21,815	¥25,084	$181,791
Other assets	1,054	961	8,784
Total	¥22,869	¥26,045	$190,575

4. BUSINESS INCUBATION SECURITIES AND BUSINESS INCUBATION SECURITIES IN AFFILIATES

Business incubation securities and business incubation securities in affiliates that are held by subsidiaries of the Company are included in investment securities on the consolidated balance sheets as of March 31, 2007 and 2006. Business incubation securities amount to ¥9,316 million ($77,633 thousand) and ¥7,523 million, respectively. Business incubation securities in affiliates amount to ¥3,645 million ($30,375 thousand) and ¥4,899 million, respectively.

5. NOTES AND ACCOUNTS RECEIVABLE

Notes and accounts receivable as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Unconsolidated subsidiaries and affiliates	¥ 2,066	¥ 1,627	$ 17,217
Trade	190,789	165,784	1,589,908
Total	¥192,855	¥167,411	$1,607,125

6. INVENTORIES

Inventories as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Finished goods	¥62,108	¥66,177	$517,567
Work in process and raw materials	27,739	27,021	231,158
Total	¥89,847	¥93,198	$748,725

7. SHORT-TERM BORROWINGS

Short-term borrowings, which consist principally of bank acceptances payable in foreign currencies, are due in one to 180 days. The annual interest rates on these borrowings ranged from 0.58% to 13.40% and from 0.02% to 13.40% as of March 31, 2007 and 2006, respectively. Bank acceptances payable of ¥3,179 million ($26,492 thousand) and ¥3,485 million were secured by certain trade accounts receivable and inventories as of March 31, 2007 and 2006.

As is customary in Japan, substantially all bank borrowings, including acceptances payable, are subject to general agreements with each bank which provide, among other things, that the banks may, under certain circumstances, require additional security for such loans and may treat any security furnished to the banks, as well as cash deposited with them, as security for all present and future indebtedness. The Company and its subsidiaries have never been requested to submit such additional security.

8. LONG-TERM DEBT

Long-term debt as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
(Unsecured long-term debt)			
3.60% yen bonds, due April 2006	¥ —	¥ 15,000	$ —
2.975% yen bonds, due November 2006	—	10,000	—
3.35% yen bonds, due February 2009	5,000	5,000	41,667
0.80% yen bonds, due July 2008	30,000	30,000	250,000
0.84% yen bonds, due October 2009	20,000	20,000	166,667
0.71% yen bonds, due July 2010	20,000	20,000	166,667
1.09% yen bonds, due July 2012	20,000	20,000	166,667
1.94% yen bonds, due March 2017	20,000	—	166,667
1.69% yen bonds, due March 2014	15,000	—	125,000
1.98% yen bonds, due September 2016	10,000	—	83,333
1.16% loan from a Japanese bank, due December 2008	20,000	20,000	166,667
1.52% loan from a Japanese bank, due October 2011	25,000	25,000	208,333
1.54% loan from a Japanese bank, due September 2011	20,000	20,000	166,667
1.34% loan from a Japanese bank, due March 2011	—	20,000	—
0.92% loan from a Japanese bank, due July 2011	10,000	10,000	83,333
1.90% loan from a Japanese bank, due March 2011	10,000	10,000	83,333
1.61% loan from a Japanese bank, due September 2012	10,000	10,000	83,333
2.16% loan from a Japanese bank, due March 2013	10,000	10,000	83,333
2.67% loan from a Japanese bank, due September 2009	—	5,000	—
5.48% loan from a foreign bank, due November 2008	2,656	3,524	22,133
1.98% loan from a Japanese bank, due September 2012	—	3,000	—
1.94% loan from a Japanese bank, due September 2009	—	3,000	—
1.79% loan from a Japanese bank, due March 2010	—	3,000	—
0.65% loan from a Japanese bank, due March 2008	—	3,000	—
5.48% loan from a foreign bank, due November 2007	—	1,175	—
1.34% loan from a Japanese bank, due July 2010	20,000	—	166,667
2.66% loan from a Japanese bank, due Jun 2009	5,000	—	41,667
1.21% loan from a Japanese bank, due March 2011	5,000	—	41,667
1.80% loan from a Japanese bank, due March 2010	3,000	—	25,000
1.94% loan from a Japanese bank, due March 2010	3,000	—	25,000
1.98% loan from a Japanese bank, due September 2012	3,000	—	25,000
1.99% loan from a Japanese bank, due September 2009	2,460	—	20,500
1.21% loan from a Japanese bank, due March 2011	2,000	—	16,667
2.17% loan from a Japanese bank, due March 2011	2,000	—	16,667
2.35% loan from a Japanese bank, due March 2011	2,000	—	16,667
2.24% loan from a Japanese bank, due August 2011	2,000	—	16,667
1.97% loan from a Japanese bank, due March 2011	2,000	—	16,667
1.94% loan from a Japanese bank, due March 2009	1,500	—	12,500
1.69% loan from a Japanese bank, due Jun 2010	1,500	—	12,500
2.30% loan from a Japanese bank, due March 2011	1,000	—	8,333
Other bonds	574	524	4,783
Others from foreign banks	2,704	3,728	22,533
Others from Japanese banks	13,520	18,419	112,667
(Secured long-term debt)			
Others from foreign banks	1,147	2,068	9,558
Others from Japanese banks	1,180	1,617	9,831
	¥322,241	¥293,055	$2,685,341
Less-current maturities	(8,638)	(33,222)	(71,983)
	¥313,603	¥259,833	$2,613,358

The aggregate annual maturities of long-term debt subsequent to March 31, 2007 are as follows:

	Millions of yen	Thousands of U.S. dollars
2008	¥ 8,638	$ 71,983
2009	64,555	537,958
2010	36,377	303,142
2011	66,573	554,775
2012	57,372	478,100
Thereafter	88,726	739,383
Total	¥322,241	$2,685,341

9. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable as of March 31, 2007 and 2006, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Unconsolidated subsidiaries and affiliates	¥ 379	¥ 9	$ 3,158
Trade	99,873	85,732	832,275
Total	¥100,252	¥85,741	$835,433

10. SEVERANCE AND RETIREMENT ALLOWANCE

The Company and its consolidated subsidiaries adopted accounting standards for employees' severance and retirement benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirements benefits included in the liability section of the consolidated balance sheets as of March 31, 2007 and 2006, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Projected benefit obligation	¥ 123,455	¥ 119,322	$ 1,028,792
Unrecognized prior service costs	2,740	2,935	22,833
Unrecognized actuarial difference	4,397	(5,661)	36,642
Fair value of pension assets	(128,247)	(115,764)	(1,068,725)
Prepaid pension expenses	7,184	7,695	59,866
Allowance for employees' severance and retirement benefits	9,529	8,527	79,408
Severance and retirement allowance for directors and corporate auditors	¥ 83	¥ 780	$ 692
Total severance and retirement allowance	¥ 9,612	¥ 9,307	$ 80,100

Included in the consolidated statements of operations for the years ended March 31, 2007 and 2006, are employees' severance and retirement benefit expenses comprising the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Service costs—benefits earned during the year	¥ 6,435	¥ 5,686	$ 53,625
Interest cost on projected benefit obligation	3,462	3,138	28,850
Expected return on plan assets	(5,515)	(4,681)	(45,958)
Amortization of actuarial difference	2,686	6,341	22,383
Amortization of prior service costs	(1,116)	(950)	(9,300)
Severance and pension benefit expenses	¥ 5,952	¥ 9,534	$ 49,600

The discount rates used by the Company are mainly 2.0% in fiscal 2007 and 2006. The rate of expected return on plan assets used by the Company is mainly 4.0% in fiscal 2007 and 2006. The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Prior service costs and net transition obligation are both recognized as expense (or income) in equal amounts over mainly five years in fiscal 2007 and 2006, and actuarial gains (or losses) are recognized as income (or expense) in equal amounts over mainly five years in fiscal 2007 and 2006.

11. STOCK OPTION PLANS

A summary of information regarding the consolidated subsidiaries stock option plans is as follows:

	ITX Corporation	Other consolidated subsidiaries
Qualified beneficiaries	5 directors 1 corporate auditor 91 employees 6 directors of subsidiaries of ITX Corporation	29 directors 4 corporate auditors 372 employees 3 directors of subsidiaries 29 employees of subsidiaries 6 external coagents
Class and number of shares of common stock for which new subscription rights were offered	Common stock 5,795	Common stock 19,556
Date of rights granted	From October 6, 2005 to April 28, 2006	From April 25, 2005 to November 15, 2006
Period of exercise of rights	From June 24, 2007 to June 23, 2010	From May 1, 2007 to June 27, 2017
Exercise price (yen)	¥266,859	¥42,565
Number of options before vested		
March 31, 2006	5,190	7,369
Granted	455	8,841
Lapsed	595	1,219
Vested	—	4,400
March 31, 2007	5,050	10,591
Number of options vested		
March 31, 2006	—	607
Vested	—	4,400
Exercised	—	—
Lapsed	—	—
March 31, 2007	—	5,007
Average price of common stock at exercise date (yen)	¥ —	¥ —

The fairly evaluated unit value on the stock option of the other consolidated subsidiaries was evaluated by the intrinsic value per unit for the year ended March 31, 2007. The evaluation methods utilized by the consolidated subsidiaries were net equity value method, cash flow method, or other methods which were optimum at the evaluation dates.

The total intrinsic value of the stock options was ¥19 million ($158 thousand) at the year ended March 31, 2007.

12. INCOME TAXES

Income taxes applicable to the Company and its domestic consolidated subsidiaries consist of corporate tax, inhabitant tax and enterprise tax, which in the aggregate resulted in normal statutory rates of approximately 40.7% for the years ended March 31, 2007, 2006 and 2005. Income taxes of foreign consolidated subsidiaries are based generally on tax rates applicable in their countries of incorporation.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for consolidated financial statement purposes for the years ended March 31, 2007, 2006 and 2005.

	2007	2006	2005
Japanese statutory tax rate	40.7%	40.7%	40.7%
Non-deductible expenses	2.1	8.3	12.7
Effect of foreign tax rate differences	(2.5)	(1.0)	(37.1)
Impact of operating losses generated/(utilized) for certain subsidiaries	—	—	2.1
Increase (decrease) of allowance for evaluation	(1.0)	(16.5)	282.7
Tax deduction for research and development	(6.6)	(3.9)	(23.9)
Amortization of consolidated adjustment accounts	—	5.3	21.4
Amortization of goodwill	3.6	—	—
Other, net	(0.9)	1.4	7.9
Effective tax rate	35.4%	34.3%	306.5%

Significant components of deferred income tax assets and liabilities as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred income tax assets			
Inventories	¥ 7,536	¥ 7,164	$ 62,800
Prepaid expenses	7,097	6,010	59,142
Accrued bonuses	5,401	4,960	45,008
Unrealized intercompany profits	7,205	4,047	60,042
Depreciation of property, plant and equipment	4,203	4,129	35,025
Depreciation of intangible assets	12,631	10,330	105,258
Deferred assets	257	301	2,142
Severance and retirement allowances	3,126	3,460	26,050
Securities	3,643	3,100	30,358
Deficit carried forward	11,499	14,582	95,825
Other	10,835	9,207	90,292
Subtotal	73,433	67,290	611,942
Allowance for evaluation	(21,475)	(23,735)	(178,958)
Total deferred income tax assets	51,958	43,555	432,984
Net unrealized holding gains on available-for-sale securities, net of taxes	(8,787)	(8,782)	(73,225)
Prepaid pension expenses	(3,390)	(1,401)	(28,250)
Other	(7,154)	(7,318)	(59,617)
Total deferred income tax liabilities	(19,331)	(17,501)	(161,092)
Net deferred income tax assets	¥ 32,627	¥ 26,054	$ 271,892

13. NET ASSETS

The Japanese Corporate Law ("the Law") became effective on May 1, 2006, replacing the Japanese commercial Code ("the Code"). The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date.

Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of its board of directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in-capital, which is included in capital surplus.

Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in-capital and legal earnings reserve must be set aside as additional paid-in-capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in-capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in-capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the board of directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in-capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in-capital remained equal to or exceed 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Law, all additional paid-in-capital and all legal earnings reserve may be transferred to other capital surplus and other retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese laws and regulations.

Total number and class of shares issued and treasury stock

Class of Shares	As of the end of the previous consolidated fiscal year (Number of shares)	Increase in the current fiscal year (Number of shares)	Decrease in the current fiscal year (Number of shares)	As of the end of the current consolidated fiscal year (Number of shares)
Shares issued				
Common stock	271,283,608	—	—	271,283,608
Total	271,283,608	—	—	271,283,608
Treasury Stock				
Common stock (Note 1)	856,534	105,271	—	961,805
Total	856,534	105,271	—	961,805

Note
1. Increase in number of shares in common stock of treasury stock, 105,271 shares is due to the purchase of stock less than unit share.

Dividends
Dividend paid

Resolution	Class of shares	Amount of dividend paid (Millions of yen)	Dividend per share (Yen)	Record Date	Effective date
General Shareholders' Meeting (June 29, 2006)	Common Stock	¥3,921	¥14.50	March 31, 2006	June 30, 2006
Board of Directors (November 7, 2006)	Common Stock	¥2,974	¥11.00	September 30, 2006	December 8, 2006

Dividends resolved upon during the current period that will be effective after the period-ends

Resolution	Class of shares	Amount of dividend paid (Millions of yen)	Funds of distribution	Dividend per share (Yen)	Record Date	Effective date
General Shareholders' Meeting (June 28, 2007)	Common Stock	¥6,488	Retained earnings	¥24.00	March 31, 2007	June 29, 2007

Resolution	Class of shares	Amount of dividend paid (Thousands of U.S. dollars)	Dividend per share (U.S. dollars)	Record Date	Effective date
General Shareholders' Meeting (June 29, 2006)	Common Stock	$32,675	$0.12	March 31, 2006	June 30, 2006
Board of Directors (November 7, 2006)	Common Stock	$24,783	$0.09	September 30, 2006	December 8, 2006

Dividends resolved upon during the current period that will be effective after the period-ends

Resolution	Class of shares	Amount of dividend paid (Thousands of U.S. dollars)	Funds of distribution	Dividend per share (U.S. dollars)	Record Date	Effective date
General Shareholders' Meeting (June 28, 2007)	Common Stock	$54,067	Retained earnings	$0.20	March 31, 2007	June 29, 2007

14. CONTINGENT LIABILITIES

The Company and its consolidated subsidiaries were contingently liable for notes and bills discounted of ¥3,179 million ($26,492 thousand) and ¥3,485 million as of March 31, 2007 and 2006, respectively endorsed of ¥179 million ($1,492 thousand) and ¥216 million as of March 31, 2007 and 2006. The Company and its consolidated subsidiaries were also contingently liable as guarantors of borrowings, primarily for housing loans to employees, amounting to ¥391 million ($3,258 thousand) and ¥472 million, and secondly for borrowing from banks to subsidiaries, amounting to ¥1,928 million ($16,067 thousand) and ¥1,322 million as of March 31, 2007 and 2006.

15. TRADE NOTES MATURING ON BANK HOLIDAYS AT THE END OF YEAR

As financial institutions in Japan were closed on March 31, 2007, trade notes maturing on March 31, 2007 were accounted for as if they were settled at that date.

The amount of trade notes maturing as at March 31, 2007 was as follows:

	Millions of yen	Thousands of U.S. dollars
Trade notes receivable	¥ 580	$ 4,833
Trade notes payable	1,434	11,950

16. PLEDGED ASSETS

The following assets were pledged as collateral for short-term borrowings and long-term debt as of March 31, 2007 and 2006:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Cash and time deposits	¥ 596	¥1,655	$ 4,967
Accounts receivable	509	506	4,242
Inventories	306	303	2,550
Buildings and structures	2,047	1,781	17,058
Machinery and equipment	286	135	2,383
Land	1,881	1,755	15,675
Investment securities	88	—	733
Other assets	30	53	250
	¥5,743	¥6,188	$47,858

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Long-term debt	¥2,327	¥3,685	$19,392
Short-term borrowings	770	501	6,416
	¥3,097	¥4,186	$25,808

17. LOSS ON IMPAIRMENT OF FIXED ASSETS

The loss on impairment of fixed assets that the Company and its consolidated subsidiaries recorded for the years ended March 31, 2007 and 2006 were as follows:

(For the year ended March 31, 2007)

Use	Type of assets	Location	Millions of yen	Thousands of U.S. dollars
Assets used for Life Science Business	Goodwill	Munster, Germany	¥ 247	$ 2,058
Assets used for Information	Goodwill	Tokyo, Fukuoka	435	3,625
and Communication Business	Building	and others	188	1,567
Assets used for others business	Goodwill	Nagano and others	269	2,242
	Machinery and Equipment		24	200
Idle properties	Land	Nagano	255	2,125
	Building		201	1,675
Total			¥1,619	$13,492

(For the year ended March 31, 2006)

Use	Type of assets	Location	Millions of yen
Assets used for Information and Communication Business	Consolidated adjustment accounts and other intangible assets	Tokyo	¥ 1,331
	Buildings and structures	Tokyo and others	32
Assets used for other business	Other intangible assets	Tokyo	36
Idle properties	Land	Shiga	12
Total			¥ 1,411

The Company and its consolidated subsidiaries classified fixed assets into the groups of the business segments. The idle properties are considered to constitute a group.

For assets for business use were not expected to make a profit constantly because of the degradation of the business environment. As a result, carrying amounts of assets for business use were devaluated to their recoverable amounts. The recoverable amounts were calculated on the basis of utility value, with future cash flows discounted by mainly 6.5% or 5.9% in fiscal 2007 and 6.6% in fiscal 2006.

Carrying amounts of idle properties were devaluated to their recoverable amounts, owing to substantial decline in the fair market value. The recoverable amounts were estimated by net realizable value of fixed assets which were calculated based on net selling price in fiscal 2007, and by assessed value of fixed assets which were reflected in market price in fiscal 2006.

18. CASH AND CASH EQUIVALENTS

Reconciliations of cash and time deposits shown in the consolidated balance sheets and cash and cash equivalents shown in the consolidated statements of cash flows as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Cash and time deposits	¥216,586	¥165,720	$1,804,883
Less: Time deposits with maturities over three months	(41,794)	(6,423)	(348,283)
Cash equivalents included in marketable securities	10	10	83
Cash and cash equivalents	¥174,802	¥159,307	$1,456,683

19. CASH FLOW FROM ACQUISITION OF CONSOLIDATED SUBSIDIARIES

Details of assets and liabilities when NDT Engineering Corporation and other companies were consolidated for the year ended March 31, 2006 were as follows:

	Millions of yen
Notes and accounts receivable	¥2,184
Inventories	2,327
Property, plant and equipment	2,465
Investments and other assets	4,680
Notes and accounts payable	(1,224)
Short-term borrowings	(2,564)
Other current liabilities	(23)
Total	¥ 7,845

Details of assets and liabilities when ITX Corporation and its subsidiaries (ITX) were consolidated, acquisition cost of share, and proceeds from acquisition of ITX for the year ended March 31, 2005 were as follows:

	Millions of yen
Notes and accounts receivable	¥ 31,441
Inventories	10,606
Other current assets	37,850
Consolidated adjustment accounts	33,359
Investment securities	15,511
Investments and other assets	15,615
Notes and accounts payable	(29,451)
Short-term borrowings	(25,346)
Other current liabilities	(11,656)
Long-term debt, less current maturities	(39,154)
Other non-current liabilities	(11,322)
Minority interests	(2,487)
Sub-total	24,966
Consolidated adjustment accounts	14,419
Minority interests	(10,212)
Total equity method until consolidation	(8,905)
Sub-total: acquisition cost of ITX	20,268
Cash and cash equivalents owned by ITX	32,728
Proceeds from acquisition of ITX	12,460

20. INFORMATION FOR CERTAIN LEASE TRANSACTIONS

LESSEE:

The Company and its consolidated subsidiaries lease certain machinery and equipment under the non-cancelable finance and operating leases. Finance leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases. Certain information for such non-capitalized finance leases for the years ended March 31, 2007 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
(Equivalent amount)	2007	2006	2007
Acquisition cost	¥10,592	¥10,588	$ 88,267
Accumulated depreciation	(5,391)	(4,887)	(44,925)
Estimated net book value	¥ 5,201	¥ 5,701	$ 43,342

	Millions of yen		Thousands of U.S. dollars
(Lease payments and pro forma information)	2007	2006	2007
Lease payments	¥2,540	¥2,488	21,167
Equivalent of depreciation expense	2,377	2,305	19,808
Equivalent of interest expense	159	160	1,325

Equivalent of depreciation expense is computed using the straight-line method over the lease terms assuming no residual value. Equivalent of interest expense is computed using the interest rate method over the lease terms for the difference between acquisition cost and total lease payments.

Future minimum lease payments under the non-cancelable finance and operating leases having remaining terms in excess of one year as of March 31, 2007 are as follows:

	Millions of yen	Thousands of U.S. dollars
2007	¥1,938	$16,150
2008 and thereafter	3,284	27,367
Total minimum lease payments	¥5,222	$43,517

LESSOR:

Certain machinery and equipment of its consolidated subsidiaries are leased under the finance leases. For the years ended March 31, 2007 and 2006, the amounts of machinery and equipment were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Lease income	¥ —	¥412	$ —
Depreciation expense	—	380	—
Estimated interest income	¥ —	¥ 28	$ —

Estimated interest income is computed using the interest rate method over the lease terms for the difference between acquisition cost and total lease receipts.

In the year ended March 31, 2006, its consolidated subsidiaries sold out all leased assets. As a result, certain accounts related to leased object of lessor are not recorded at March 31, 2007 and 2006.

21. DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its consolidated subsidiaries use derivative financial instruments in the normal course of their business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary classes of derivatives used by the Company and its consolidated subsidiaries are foreign exchange forward contracts, currency options, and interest rate swaps. Almost all derivative transactions are used to hedge interest rates and foreign currency positions in connection with their business. Accordingly, market risk in these derivatives is largely offset by opposite movements in the underlying positions. Management assesses derivative transactions and market risks surrounding these transactions according to the Company's policy regarding derivative transactions. Contracts of derivative financial instruments are executed by finance departments of the Company or subsidiaries.

The counter-parties to the derivative financial instruments of the Company and its consolidated subsidiaries are substantial and credit-worthy multi-national commercial banks or other financial institutions that are recognized market makers. Neither the risks of counter-party non-performance nor the economic consequences of counter-party non-performance associated with these contracts are considered by the Company to be material.

Part of its consolidated subsidiaries also use stock-price swap contracts for speculation purposes within a limited amount. Stock-price swap contracts are exposed to stock-price fluctuation risk.

The following table summarizes the underlying notional transaction amounts, book values and fair values for outstanding derivative financial instruments by risk category and instrument type as of March 31, 2007 and 2006:

(as of March 31, 2007)	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Foreign exchange forward contracts						
To buy U.S. dollars	¥ 206	¥ —	¥ 206	$ 1,717	$ —	$ 1,717
To buy other currencies	1,835	—	1,823	15,292	—	15,192
To sell U.S. dollars	5,456	—	5,369	45,467	—	44,742
To sell British Pounds	4,235	—	4,175	35,292	—	34,792
To sell other currencies	4,507	—	4,460	37,558	—	37,167
Foreign exchange option contracts						
Put option	3,970	72	98	33,083	600	817
Interest rate swap contracts	250	—	(23)	2,083	—	(192)

(as of March 31, 2006)	Millions of yen		
	Notional amount	Book value	Fair value
Foreign exchange forward contracts			
To buy U.S. dollars	¥ 98	¥ —	¥ 106
To buy other currencies	646	—	647
To sell U.S. dollars	4,142	—	4,108
To sell British Pounds	8,225	—	8,147
To sell other currencies	7,652	—	7,498
Foreign exchange option contracts			
Put option	3,978	86	120
Stock-price swap contracts	2,810	—	(1,466)

Foreign exchange forward contracts, interest rate swap contracts, currency swap contracts and foreign exchange option contracts for which the hedge accounting are applied, are exclude from the above amounts.

The fair value of currency option agreements is estimated by obtaining quotes from financial institutions. The fair value of foreign exchange forward contracts is estimated based on market prices for contracts with similar terms. The fair value of interest rate swap contracts and stock-price swap contracts are estimated by obtaining quotes from financial institutions.

22. SEGMENTAL INFORMATION

(a) INFORMATION BY BUSINESS SEGMENT

Segment information for the years ended March 31, 2007, 2006 and 2005 are shown in the tables below:

	Millions of yen							
	2007							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥294,303	¥311,709	¥123,706	¥267,691	¥64,377	¥1,061,786	¥ —	¥1,061,786
Intersegment	455	76	37	—	596	1,164	(1,164)	—
Total	294,758	311,785	123,743	267,691	64,973	1,062,950	(1,164)	1,061,786
Operating expenses	267,550	223,932	115,664	264,975	64,101	936,222	26,835	963,057
Operating income	27,208	87,853	8,079	2,716	872	126,728	(27,999)	98,729
Assets	157,693	227,884	94,632	131,069	90,004	701,282	390,518	1,091,800
Depreciation and amortization	9,376	6,920	4,828	2,669	2,979	26,772	3,632	30,404
Capital expenditures	¥ 7,766	¥ 15,968	¥ 8,020	¥ 3,134	¥ 4,148	¥ 39,036	¥ 5,660	¥ 44,696

	Millions of yen							
	2006							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥254,541	¥266,317	¥107,915	¥284,908	¥64,446	¥978,127	¥ —	¥978,127
Intersegment	215	14	5	—	561	795	(795)	—
Total	254,756	266,331	107,920	284,908	65,007	978,922	(795)	978,127
Operating expenses	249,964	189,689	100,361	287,549	63,564	891,127	24,477	915,604
Operating income (loss)	4,792	76,642	7,559	(2,641)	1,443	87,795	(25,272)	62,523
Assets	129,895	193,280	79,571	131,348	85,930	620,024	356,108	976,132
Depreciation and amortization	10,199	5,606	4,273	1,844	3,140	25,062	1,960	27,022
Capital expenditures	¥ 9,642	¥ 14,824	¥ 8,270	¥ 2,720	¥ 5,144	¥ 40,600	¥ 3,844	¥ 44,444

	Millions of yen								
	2005								
	Imaging Systems Business	Medical Systems Business	Life Science Business	Industrial Systems Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:									
Unaffiliated customers	¥277,685	¥230,525	¥79,153	¥49,788	¥163,248	¥13,139	¥813,538	¥ —	¥813,538
Intersegment	27	5	1	11	—	1	45	(45)	—
Total	277,712	230,530	79,154	49,799	163,248	13,140	813,583	(45)	813,538
Operating expenses	301,587	165,224	74,683	48,530	164,285	14,010	768,319	22,066	790,385
Operating income (loss)	(23,875)	65,306	4,471	1,269	(1,037)	(870)	45,264	(22,111)	23,153
Assets	144,707	177,480	64,639	29,051	120,996	40,757	577,630	280,453	858,083
Depreciation and amortization	11,184	9,473	4,034	890	839	1,074	27,494	2,264	29,758
Capital expenditures	¥ 15,987	¥ 14,669	¥ 5,862	¥ 1,103	¥ 1,321	¥ 972	¥ 39,914	¥ 6,213	¥ 46,127

	Thousands of U.S. dollars							
	2007							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	$2,452,525	$2,597,575	$1,030,883	$2,230,758	$536,476	$8,848,217	$ —	$8,848,217
Intersegment	3,792	633	309	—	4,966	9,700	(9,700)	—
Total	2,456,317	2,598,208	1,031,192	2,230,758	541,442	8,857,917	(9,700)	8,848,217
Operating expenses	2,229,584	1,866,100	963,867	2,208,125	534,174	7,801,850	223,625	8,025,475
Operating income	226,733	732,108	67,325	22,633	7,268	1,056,067	(233,325)	822,742
Assets	1,314,108	1,899,033	788,600	1,092,242	750,034	5,844,017	3,254,316	9,098,333
Depreciation and amortization	78,133	57,667	40,233	22,242	24,825	223,100	30,267	253,367
Capital expenditures	$ 64,717	$ 133,067	$ 66,833	$ 26,117	$ 34,566	$ 325,300	$ 47,167	$ 372,467

Note: 1. In October 2004, the Company separated its "Imaging Systems Business" and "Medical Systems Business," and reorganized its business segment structure, changing segment names from "Group" to "Business." The "Imaging Systems Business" was taken over by Olympus Imaging Corp., and the "Medical Systems Business" was taken over by Olympus Medical Systems Corp. As to expenses for the corporate center that had been regarded unallocatable, and elemental research and development expenses that had been allocated to each segment, traded amounts of these expenses are recognized as operating expenses in each segment since the amounts of consideration payable are decided in proportion to rendering of service based on a business trust agreement and a license agreement.

2. In April 2005, the Company transferred the product categories of industrial microscopes from the "Industrial Systems Business" to the "Life Science Business," and industrial endoscopes, printers, and bar code data processing equipment from the "Industrial Systems Business" to "Others" based on the technical characteristics of the products. The "Industrial Systems Business" was removed and its product categories were integrated into the following five business segments: "Imaging Systems Business," "Medical Systems Business," "Life Science Business," "Information and Communication Business," and "Others."

3. In fiscal 2007, these five business segments include the following products:

Imaging Systems Business:	Digital cameras, Film cameras, Voice Recorders
Medical Systems Business:	Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes
Life Science Business:	Diagnostic systems, Biological microscopes, Analytical services of genomic information, Industrial microscopes
Information and Communication Business:	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, Development and sales of business package software, Semiconductor devices, Electric equipment
Others:	Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, Software development, etc.

4. In fiscal 2006, these five business segments include the following products:

Imaging Systems Business:	Digital cameras, Film cameras, Voice Recorders
Medical Systems Business:	Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes
Life Science Business:	Diagnostic systems, Biological microscopes, Analytical services of genomic information, Industrial microscopes
Information and Communication Business:	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, System development, Semiconductor devices, Electric equipment
Others:	Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, Software development, etc.

5. In fiscal 2005, these six business segments included the following products:
In September 2004, we founded the Information and Communication Business when ITX Corporation was consolidated.

Imaging Systems Business:	Film cameras, Digital cameras, Voice Recorders, Magneto-optical disk drives
Medical Systems Business:	Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes
Life Science Business:	Diagnostic systems, Biological microscopes, Analytical services of genomic information
Industrial Systems Business:	Industrial microscopes, Industrial endoscopes, Printers, Bar code data processing equipment, Measuring equipment
Information and Communication Business:	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, System development, Semiconductor devices, Electric equipment
Others:	Software development, etc.

Segmental information for the year ended March 31, 2005 is classified by the new business segment structure that was newly adopted in fiscal 2006 was as follows:

	Millions of yen							
	2005							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥277,685	¥230,525	¥101,315	¥163,248	¥40,765	¥813,538	¥ —	¥813,538
Intersegment	27	5	12	—	1	45	(45)	—
Total	277,712	230,530	101,327	163,248	40,766	813,583	(45)	813,538
Operating expenses	301,587	165,224	94,623	164,285	42,600	768,319	22,066	790,385
Operating income (loss)	(23,875)	65,306	6,704	(1,037)	(1,834)	45,264	(22,111)	23,153
Assets	144,707	177,480	75,808	120,996	58,639	577,630	280,453	858,083
Depreciation and amortization	11,184	9,473	4,304	839	1,694	27,494	2,264	29,758
Capital expenditures	¥ 15,987	¥ 14,669	¥ 6,195	¥ 1,321	¥ 1,742	¥ 39,914	¥ 6,213	¥ 46,127

(b) INFORMATION BY GEOGRAPHIC LOCATION

	Millions of yen						
	2007						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥474,372	¥242,760	¥270,824	¥ 73,830	¥1,061,786	¥ —	¥1,061,786
Intersegment	301,331	7,606	11,238	100,867	421,042	(421,042)	—
Total	775,703	250,366	282,062	174,697	1,482,828	(421,042)	1,061,786
Operating expenses	692,809	228,982	263,249	165,500	1,350,540	(387,483)	963,057
Operating income	82,894	21,384	18,813	9,197	132,288	(33,559)	98,729
Assets	¥325,012	¥122,676	¥186,165	¥116,206	¥ 750,059	¥ 341,741	¥1,091,800

	Millions of yen						
	2006						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥474,387	¥209,473	¥229,000	¥ 65,267	¥ 978,127	¥ —	¥978,127
Intersegment	263,849	6,793	8,710	77,861	357,213	(357,213)	—
Total	738,236	216,266	237,710	143,128	1,335,340	(357,213)	978,127
Operating expenses	677,714	200,438	225,604	143,099	1,246,855	(331,251)	915,604
Operating income	60,522	15,828	12,106	29	88,485	(25,962)	62,523
Assets	¥296,479	¥105,389	¥150,138	¥100,358	¥ 652,364	¥ 323,768	¥976,132

	Millions of yen						
	2005						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥341,637	¥178,417	¥229,274	¥64,210	¥ 813,538	¥ —	¥813,538
Intersegment	273,957	1,356	10,256	99,566	385,135	(385,135)	—
Total	615,594	179,773	239,530	163,776	1,198,673	(385,135)	813,538
Operating expenses	594,111	171,142	231,746	158,780	1,155,779	(365,394)	790,385
Operating income	21,483	8,631	7,784	4,996	42,894	(19,741)	23,153
Assets	¥294,101	¥ 76,319	¥152,757	¥94,643	¥ 617,820	¥ 240,263	¥858,083

	Thousands of U.S. dollars						
	2007						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	$3,953,100	$2,023,000	$2,256,867	$ 615,250	$ 8,848,217	$ —	$8,848,217
Intersegment	2,511,092	63,383	93,650	840,558	3,508,683	(3,508,683)	—
Total	6,464,192	2,086,383	2,350,517	1,455,808	12,356,900	(3,508,683)	8,848,217
Operating expenses	5,773,409	1,908,183	2,193,742	1,379,166	11,254,500	(3,229,025)	8,025,475
Operating income	690,783	178,200	156,775	76,642	1,102,400	(279,658)	822,742
Assets	$2,708,433	$1,022,300	$1,551,375	$ 968,384	$ 6,250,492	$ 2,847,841	$9,098,333

Notes: Segmentation is determined by geographical adjacency.
America includes the United States, Canada, Mexico and Brazil. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, South Korea, Australia and other countries.

(c) OVERSEAS SALES INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Export sales (A)	¥ 647,040	¥601,181	¥562,854	$5,392,000
to North America	229,235	224,283	201,474	1,910,292
to Europe	278,514	247,857	243,263	2,320,950
to Asia	114,404	96,081	93,817	953,367
to Other areas	24,887	32,960	24,300	207,391
Net sales (B)	¥1,061,786	¥978,127	¥813,538	$8,848,217
A/B (%)	60.9%	61.5%	69.2%	60.9%

Notes: Segmentation is determined by geographical adjacency.
North America includes the United States and Canada. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, South Korea, Australia and other countries. Other areas include Central and South America, Africa and others.

Independent Auditors' Report

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF OLYMPUS CORPORATION

We have audited the accompanying consolidated balance sheets of Olympus Corporation and consolidated subsidiaries as of March 31, 2007 and 2006, the related consolidated statements of operations for each of the three years in the period ended March 31, 2007, the consolidated statement of changes in net assets for the year ended March 31, 2007, the consolidated statements of shareholders' equity for the years ended March 31, 2006 and 2005, and the consolidated statements of cash flows for each of the three years in the period ended March 31, 2007, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olympus Corporation and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:
(1) As discussed in Note 2, effective April 1, 2005, Olympus Corporation adopted new accounting standards for the impairment of fixed assets and a new accounting standard for retirement benefits for subsidiary in the United Kingdom.
(2) As discussed in Note 22, effective April 1, 2005, Olympus Corporation changed the categories of business in the business segments.
(3) As discussed in Note 2, effective April 1, 2006, Olympus Corporation adopted new accounting standards for retirement benefits for subsidiaries in the United States.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 28, 2007

CORE TECHNOLOGY AND BUSINESS MODELS

> Olympus' management focuses on strengthening the Company's technological capabilities with the aim of becoming an even more advanced technology-oriented company.

Olympus' core competence is in "Opto-Digital Technology," a fusion of the latest digital and optical technologies accumulated by the Company over many years. In order to further strengthen this core competence, Olympus has positioned the following technologies as fundamental to the Olympus Group as a whole: optical technology, or the science of capturing and controlling light; electronic imaging technology, or the manipulation of digital images extracted from light; precision technology, encompassing the detailed and controlled skills applied to the creation of products; and cell-related technology, which enables live cell observation and cell separation culturing that is indispensable for establishing regenerative medicine. By effectively channeling R&D resources to sharpen its competitive edge, Olympus continues to create new levels of value for its businesses of Imaging Systems, Medical Systems, Life Science and Industrial related.

In the fiscal year under review, R&D expenditure amounted to approximately ¥55.5 billion, accounting for roughly 5.2% of net sales.

Olympus continually endeavors to enhance its R&D efficiency and pursues future prospects for the strengthening of its existing businesses, while aggressively investing in M&A and R&D for the next generation of businesses.

R&D ACTIVITIES AND BUSINESS STRATEGY

> In an effort to further strengthen its Opto-Digital Technology, Olympus is currently engaged in the following R&D activities.

Optical technology has been one of Olympus' greatest strengths since its founding. Pursuing the infinite possibilities presented by capturing and controlling light, the Company is continuously undertaking R&D in areas including the application of spectroscopic technology to diagnostic technology, and usages of high-performance optics such as large-diameter aspheric lenses.

In the electronic imaging technology field, Olympus is channeling R&D results to its individual business segments. R&D projects in this field cover such technologies as digital image processing, custom imager design and advanced high-resolution image processing.

In the precision technology sphere, we focus on R&D for MEMS (Micro Electro Mechanical Systems), incorporating such technologies as ultra-fine processing, ultra-precision processing, micro mounting, and micro sensors and actuators. These technologies are essential elements of the key parts and components that distinguish Olympus' products from those of its competitors.

Cell-related technology at Olympus is aimed at creating new business opportunities in the fields of bioscience and regenerative medicine, and is supported by R&D in such areas as live cell analysis and manipulation technologies as well as cell separation culturing technologies.

Number of Published Patents in Area of Core Competence
(Number of patents)


1,000
500
Optical Technology
Electronic Imaging Technology
Precision Technology
Cell-Related Technology
03
04
05
06
07

Ratio of Patents Held in Area of Core Competence
(%)


Applied Technology
34
38
Optical Technology
Cell-Related Technology
2
9
17
Electronic Imaging Technology
Precision Technology
07

R&D SEGMENT AND IP OVERVIEW

> Olympus is working to raise the quality of its patent applications. Particularly its core competence technologies described above, the Company is striving to increase the number of its applications while stringently selecting more sophisticated technologies for applications. Approximately 66% of Olympus' acquired patents are related to core competence technologies, serving as a wellspring of the Company's competitiveness in each area of its business.

The previous page show the number of Olympus' published patents in its areas of core competence, as well as the ratio of such patents in relation to its overall patent portfolio.

CONTRIBUTION OF THE PATENT PORTFOLIO TO COMPANY BUSINESS

> Olympus actively pursues a policy of converting R&D results into patented IP. In China, which is both an important base for production and an irreplaceable market, Olympus held 193 patents as of March 31, 2007, for a year-on-year increase of 65 patents. From the current fiscal year onward, we aim to raise the ratio of patent grants received to total patent applications in Japan while increasing patent applications and grants overseas. In addition, we will strengthen our relationships with overseas affiliate companies that conduct R&D, thereby reinforcing our Groupwide IP portfolio on a global basis.

The achievements of the Company's IP policy over the past five years, broken down by country, are shown in the chart below

Olympus holds patents that offer business potential in each of its businesses of Imaging Systems, Medical Systems, Life Science and Industrial related. The Company's core Imaging Systems and Medical Systems businesses account for 66% of all patents held.

The number and ratio of Olympus' patents in each business area at the end of the fiscal year ended March 31, 2007 are shown in the table below.

Number and Ratio of Patents Held by Business Group

	Imaging Systems	Medical Systems	Life Science	Industrial related	Corporate R&D Center	Total
Japan patents	1,920	2,262	489	363	1,043	6,077
% to total (%)	32	37	8	6	18	100
U.S. patents	1,360	968	303	215	810	3,656
% to total (%)	37	26	8	6	23	100
China patents	134	7	19	18	15	193
% to total (%)	69	4	10	9	8	100
Other patents	95	303	160	71	139	768
% to total (%)	12	39	21	9	19	100
Total	3,509	3,540	971	667	2,007	10,694
% to total (%)	33	33	9	6	19	100

Number of Patents Held by Country
(Number of patents, thousands)


12
9
6
3
03
04
05
06
07
Others
United States
Japan

Principal Business Bases
(As of March 31, 2007)

OLYMPUS CORPORATION
OLYMPUS IMAGING CORP.
OLYMPUS MEDICAL SYSTEMS CORP.
Monolith, 3-1 Nishi-Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914, Japan
Tel: +81-3-3340-2111 Fax: +81-3-3340-2062
http://www.olympus.co.jp/en/

OLYMPUS AMERICA INC.
OLYMPUS IMAGING AMERICA INC.
3500 Corporate Parkway, P. O. Box 610, Center Valley,
PA 18034-0610, U. S. A.
Tel: +1-484-896-5000
http://www.olympusamerica.com/

OLYMPUS EUROPA GMBH
OLYMPUS IMAGING EUROPA GMBH
OLYMPUS MEDICAL SYSTEMS EUROPA GMBH
OLYMPUS LIFE AND MATERIAL SCIENCE EUROPA GMBH
Wendenstrasse 14-18, D-20097 Hamburg, Germany
Tel: +49-40-23773-0
http://www.olympus-europa.com/

KEYMED (MEDICAL & INDUSTRIAL EQUIPMENT) LTD.
KeyMed House, Stock Road, Southend-on-Sea,
Essex SS2 5QH, U.K.
Tel: +44-1702-616333
http://www.keymed.co.uk/

OLYMPUS (CHINA) CO.,LTD.
R1201, NCI Tower, A12 Jianguomenwai Avenue,
Chaoyang District, Beijing, P.R.C.
Tel: +86-10-6569-3535
http://www.olympus.com.cn/

ITX Corporation
3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo 100-6014, Japan
Tel: +81-3-4288-7000
http://www.itx-corp.co.jp/

Further information is available on request, including a company brochure and product catalogs. Please contact us at the nearest address above.

Consolidated Subsidiaries and Affiliated Companies
(As of March 31, 2007)

DOMESTIC

Olympus Imaging Corp.
(Tokyo)
Manufacture and sale of optical equipment and electronic products

Olympus Medical Systems Corp.
(Tokyo)
Manufacture and sale of medical equipment

Aizu Olympus Co., Ltd.
(Fukushima)
Manufacture of optical equipment and medical equipment

Aomori Olympus Co., Ltd.
(Aomori)
Manufacture of medical equipment

Olympus Opto-Technology Co., Ltd.
(Nagano)
Manufacture of components for optical equipment and electronic products

Shirakawa Olympus Co., Ltd.
(Fukushima)
Manufacture of optical equipment and medical equipment

Mishima Olympus Co., Ltd.
(Shizuoka)
Manufacture of medical equipment

Okaya Olympus Co., Ltd.
(Nagano)
Manufacture of optical equipment and electronic products

Olympus Systems Corporation
(Tokyo)
Information services and system development

Olympus Software Technology Corp.
(Tokyo)
Information services and system development

Olympus Logitex Co., Ltd.
(Kanagawa)
Transportation

Olympus Leasing Co., Ltd.
(Tokyo)
Leasing of medical equipment

Olympus Medical Engineering Co., Ltd.
(Tokyo)
Maintenance and services for medical equipment

Olympus Engineering Co., Ltd.
(Tokyo)
Development and manufacture of optical equipment

ITX Corporation
(Tokyo)
Investment and business incubation

IT Telecom, Inc.
(Tokyo)
Sale of information and communication equipment

Soliste Corporation
(Tokyo)
Sale of electronic devices

KS Olympus Co., Ltd.
(Tokyo)
Sale of optical equipment, medical equipment, and electronic products

Broadleaf Co.,Ltd.
(Tokyo)
Development and sales of business software

Olympus Intellectual Property Services Co., Ltd.
(Tokyo)
Research, administration and foreign application of intellectual property rights

Olympus Biomaterial Corp.
(Tokyo)
Research and development, manufacturing and sale of biomedical materials and regenerative medical products and other related products
*Company name changed to Olympus Terumo Biomaterials Corp.on April 1,2007.

Fifty other subsidiaries and affiliated companies

OVERSEAS

Olympus USA Incorporated
(Pennsylvania, U.S.A.)
Holding company that provides financial support and comprehensive business planning for affiliated companies in the United States

Olympus America Inc.
(Pennsylvania, U.S.A.)
Import and sale of optical equipment and medical equipment

Olympus Imaging America Inc.
(Pennsylvania, U.S.A)
Import and sales of optical equipment and electrical products

Olympus Latin America, Inc.
(Miami, U.S.A.)
Import and sale of optical equipment and medical equipment

Olympus NDT Corporation
(Massachusetts, U. S. A.)
Holding company

Olympus NDT Canada Inc.
(Québec, Canada)
Manufacturing and maintenance services of non-destructive testing equipment

Olympus Europa Holding GmbH
(Hamburg, Germany)
Holding company

Olympus Europa GmbH
(Hamburg, Germany)
Shared services for Group companies in Europe

Olympus Imaging Europa GmbH
(Hamburg, Germany)
Import and sale of optical equipment and electrical products

Olympus Medical Systems Europa GmbH
(Hamburg, Germany)
Import and sale of medical equipment

Olympus Life and Material Science Europa GmbH
(Hamburg, Germany)
Sale of optical and medical equipment and electrical products

Olympus Deutschland GmbH
(Hamburg, Germany)
Sale of optical and medical equipment and electrical products

Olympus Winter & Ibe GmbH
(Hamburg, Germany)
Manufacture, import and sale of medical equipment

Olympus KeyMed Group Limited
(London, U.K.)
Holding company that manages investments and investment returns

KeyMed (Medical & Industrial Equipment) Ltd.
(Essex, U.K.)
Manufacture and sale of medical equipment and optical equipment, import and sale of medical equipment

Olympus Surgical & Industrial America, Inc.
(New York, U. S. A.)
Import and sale of medical and industrial equipment

Olympus UK (Holding) Ltd.
(London, U.K.)
Holding company that manages investments and investment returns

Olympus UK Ltd.
(London, U.K.)
Import and sale of optical equipment, medical equipment and electronic products

Olympus France S.A.S.
(Rungis Cedex, France)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Asian Pacific Limited
(Hong Kong)
Holding company that financially supports affiliated companies in Asia

Olympus Asset Management Limited
(Hong Kong)
Holding company that operates and manages investments and investment returns

Olympus Finance Hong Kong Limited
(Hong Kong)
Holding company that operates and manages investments and investment returns

Olympus Hong Kong and China Limited
(Hong Kong)
Manufacture and sale of optical equipment and electronic products

Olympus (Shenzhen) Industrial Ltd.
(Shenzhen, China)
Manufacture of optical equipment and electronic products

Olympus (China) Co., Ltd.
(Beijing, China)
Investment and financing in Chinese subsidiaries

Olympus Imaging China Co., Ltd.
(Shanghai, China)
Sale of optical equipment and electronic products

Olympus Beijing Industry & Technology Limited
(Beijing, China)
Manufacture of optical equipment and electronic products

Olympus (Guangzhou) Industrial Ltd.
(Guangzhou, China)
Manufacture of optical equipment and electronic products

Olympus (Beijing) Sales & Service Co., Ltd.
(Beijing, China)
Sale of medical and optical equipment

Olympus Trading (Shanghai) Limited
(Shanghai, China)
Import and sale of optical equipment and medical products

Olympus Korea Co., Ltd.
(Seoul, Korea)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Optical Technology Philippines, Inc.
(Cebu, Philippines)
Manufacture of optical equipment

Olympus Singapore Pte. Ltd.
(Singapore)
Import and sale of optical equipment and medical products

Olympus Imaging Singapore Pte. Ltd.
(Singapore)
Import and sale of electronic products

Olympus Australia Pty Ltd.
(Mount Waverley, Australia)
Import and sale of optical equipment and medical equipment

Olympus Imaging Australia Pty Ltd.
(Mount Waverley, Australia)
Import and sale of electronic products

Olympus Moscow Limited Liability Company
(Moscow, Russia)
Import and sale of optical equipment and medical products

Eighty-eight other subsidiaries and affiliated companies

Investor Information

(As of March 31, 2007)

TRANSFER AGENT FOR COMMON STOCK
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-0014, Japan

DEPOSITARY AND TRANSFER AGENT FOR AMERICAN DEPOSITARY RECEIPTS
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: +1-212-815-2042 U.S. toll free: 888-269-2377 (888-BNY-ADRS)
http://www.adrbny.com
Ratio (ADR:ORD): 1:1
Exchange: OTC (Over-the-Counter)
Symbol: OCPNY
CUSIP: 68163W109

STOCK EXCHANGE LISTINGS IN JAPAN
Tokyo and Osaka

TOTAL SHARES OF COMMON STOCK ISSUED AND OUTSTANDING
271,283,608

NUMBER OF SHAREHOLDERS
12,227

PRINCIPAL SHAREHOLDERS

	Number of shares held (thousands)*	Percentage of shares outstanding (%)
Nippon Life Insurance Company	22,426	8.26
State Street Bank and Trust Company (Standing proxy: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	14,626	5.39
The Master Trust Bank of Japan, Ltd. (trust accounts)	14,502	5.34
The Bank of Tokyo-Mitsubishi UFJ, Ltd	13,435	4.95
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust and Banking Company Retrust Portion, Sumitomo Mitsui Banking Corporation Pension Trust)	9,004	3.31
Japan Trustee Services Bank, Ltd. (trust accounts)	8,987	3.31
Sumitomo Mitsui Banking Corporation	8,350	3.07
Terumo Corporation	6,811	2.51
The Chase Manhattan Bank N.A. London (Standing proxy: Mizuho Corporate Bank, Ltd.'s Kabutocho Custody & Proxy Department within the Settlement & Clearing Services Division)	5,555	2,04
Meiji Yasuda Life Insurance Company	4,518	1.66

DISTRIBUTION OF SHARES BY TYPE OF SHAREHOLDER

	Number of shareholders	Number of shares held (thousands)*	Percentage of total shares outstanding (%)
Japanese financial institutions	135	135,466	50.23
Japanese securities companies	41	5,379	1.99
Other Japanese corporations	225	26,107	9.68
Japanese individuals and others	6,463	17,116	6.35
Foreign institutions and individuals	350	85,609	31.75
Total	7,214	269,677	100.00

*Figures are truncated at thousands.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements concerning Olympus' future plans, strategies, and performance. These forward-looking statements are not historical facts, rather they represent assumptions and beliefs based on economic, financial, and competitive data currently available. Furthermore, they are subject to a number of risks and uncertainties that, without limitation, relate to economic conditions, worldwide business competition, customer demand, foreign currency exchange rates, tax rules, regulations, and other factors. Olympus therefore wishes to caution readers that actual results may differ materially from our expectations.

OLYMPUS

END

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